As filed with the Securities and Exchange Commission on December     , 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT
TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

GLENROSE INSTRUMENTS INC.

(Exact name of registrant as specified in its charter)

Delaware	20-3521719
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

GlenRose Instruments Inc.

45 First Avenue

Waltham, Massachusetts 02451

(Address of registrant’s principal executive offices)

Registrant’s telephone number, including area code: (781) 622-1120

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value per share

Confidential

Item 1.  Business

General

We provide radiological characterization and analysis; hazardous, radiological and mixed (radiological and hazardous) waste management; and environmental, safety and health services, primarily to the federal government. We do not treat, store, transport or dispose of hazardous waste as part of our business. As part of our ongoing business, our labs generate wastes, and we employ commercial firms to transport, treat, and dispose of the wastes. We also operate a network of laboratories in four locations in the United States.

Although we intend to continue to grow our laboratory and radiological services business, our primary growth strategy is to acquire and operate analytical instruments businesses. Analytical instruments use a variety of highly sophisticated measurement technologies and are used by the scientific community, the government and industry to perform basic research, applied research and development, process monitoring and control, and many other applications. Our management has extensive experience in acquiring and operating large analytical instruments businesses. We have identified a number of companies with revenues of between $10-35 million as potential acquisition targets, although we do not have any commitments to buy any businesses. Our initial strategy will be to acquire instrument companies with solid technology and to increase their operating margins and revenues using techniques developed by our management during the course of their careers in the analytical instruments industry.

GlenRose Instruments Inc. was incorporated in Delaware on September 7, 2005 as a holding company for our various subsidiaries. Its predecessor and current wholly owned subsidiary, Eberline Services Inc. (Eberline Services), was incorporated in Delaware in 1995. Our principal operational headquarters is located in Albuquerque, New Mexico, and our principal executive offices are located in Waltham, Massachusetts. We plan to maintain a website at the following address: www.glenroseinstruments.com. Through a link on our website to the SEC website, www.sec.gov, we will provide free access to our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronic filing with the SEC. The charters of our Board committees, and our Code of Business Conduct and Ethics for our directors, officers and employees, will also be available on our website, and we will post on our website any waivers of, or amendments to, such code of ethics. Our website and the information contained therein or connected thereto are not incorporated by reference into this Form 10.

Background and Market

Environmental Services

The principal regulatory drivers of the hazardous waste management industry are the Resource Conservation and Recovery Act, or RCRA, enacted in 1976, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA. RCRA requires waste generators to distinguish between “hazardous” and “non-hazardous” wastes, and to treat, store and dispose of hazardous waste in accordance with specific regulations. The collection and disposal of solid and hazardous wastes are subject to local, state and federal laws and regulations, which regulate health, safety, the environment, zoning and land use. CERCLA holds generators and transporters of hazardous substances, as well as past and present owners and operators of sites where there has been a hazardous release, strictly, jointly and severally liable for environmental cleanup costs resulting from the release or threatened release. An integral part of this regulatory and compliance scheme is the need to detect and measure contaminants in order to ensure compliance.

Our present focus is on the detection and measurement of radioactive wastes and “mixed wastes” which consist of radioactive wastes and other hazardous materials. These wastes were primarily generated by the federal government during the development and production of nuclear weapons. The nuclear power industry is another source of radioactive wastes.

A significant portion of future Department of Defense and Department of Energy environmental expenditures will be directed to cleaning up military bases and to restoring former nuclear weapons facilities. The Department of Defense has stated that there is an urgent need to ensure that the hazardous wastes present at these sites, often located near population centers, do not pose a threat to the surrounding population, and, in connection with the closure of many military bases, there is an economic incentive to make sure that the environmental restoration enables these sites to be developed commercially by the private sector. The Department of Energy has long recognized the need to stabilize and safely store nuclear weapons materials and to clean up areas contaminated with hazardous and radioactive waste.

Our radiological and waste management services are employed primarily by the federal government in connection with the cleanup of the former and present atomic weapons and energy sites operated by the federal government.

Analytical Instruments

According to published sources, in 2004, the analytical instrument market was approximately $25 billion in revenues. Going forward, the global analytical instrument market is forecasted by industry reports to show solid growth, and assuming no macro-economic changes, should have sales in excess of $30 billion by 2006. We do not currently operate in the analytical instruments market, but we plan to do so.

Currently, there are over 60 types of analytical instruments being sold into a variety of markets worldwide. Analytical instruments for life sciences represent the largest single segment with annual sales of approximately $6.9 billion; sales of liquid phase instrumentation are approximately $4.1 billion; and sales of molecular spectroscopy instrumentation are approximately $2.7 billion. Instrument companies within these segments currently have higher valuations due to higher growth rate expectations. Over time, the growth rates and valuations of individual segments tend to vary as new instrumentation areas develop, demand for older instruments levels off, or new technology and regulations render older instruments obsolete.

Technologists, regulators and managers around the world rely on analytical and life science instrumentation in the pursuit of knowledge in all types of industries, from drug development and research to polymers and plastics to environmental monitoring. The number of different types of instruments and technologies employed is almost as large as the number of applications for which they are used. These life science and analytical instruments are based on various chemical separation, optical and other techniques, which each have strengths in analyzing specific materials and compounds.

Technological advancements and the search for production efficiency are driving the demand for application-specific laboratory analytical instruments and services globally. Market developments include a trend toward integrated instrumentation and software as well as extensive research in biochemistry, drug discovery, homeland security and environmental testing. Greater emphasis on quality control in manufacturing processes and economic prospects are also creating a positive impact. Historically, many instrument markets have remained relatively insulated from general economic pressures and have seen solid growth.

Improvements in instrument design such as miniaturization, incorporation of software and unattended operation with automated sample handling are aiding customers to maximize productivity and minimize costs. Vendors are focusing on compatibility of instruments with research facilities such as lab-on-a-chip and laboratory information management systems to enable complete interconnectivity. Application-specific equipment, such as surface analyzers for semiconductor chips and infrared spectrometers, are increasing the demand for these instruments as a whole.

Analytical instruments are found in over 200,000 laboratories scattered around the world. Until recently, the major markets were the United States, Western Europe and Japan. Recently, countries such as China, Taiwan and South Korea are becoming major purchasers of all types of analytical instruments.

The majority of the instrument purchases are by large commercial companies, universities and government laboratories. After the government, the pharmaceutical industry is the largest single purchaser of analytical instruments. Academia traditionally continues to have a strong demand for nearly every type of available instrument due to the complete range of scientific disciplines found at universities.

Analytical Laboratory Services

Services

We operate a network of laboratories in four locations in the United States. In addition to three radiochemistry laboratories, we also operate a stable chemistry laboratory, which provides analyses for traditional samples and for radioactive mixed waste samples. Radiochemistry is an analysis technique to determine the presence and extent of radioactive materials. Our company and its predecessors have served the nuclear industry since 1948 with the opening of a laboratory in Richmond, California. In addition, we have laboratories in Albuquerque, New Mexico; Oak Ridge, Tennessee; and Exton, Pennsylvania.

We provide a wide variety of sample analyses for government agencies, industry and nuclear utilities. The radionuclides or radioactive substances analyzed are in many chemical and physical forms, often in low concentrations and in a variety of matrices. These matrices include:

•                  Surface and potable water

•                  Sea water

•                  Rain water

•                  Air filters

•                  Soils and sediments

•                  Food stuffs

•                  Vegetation

•                  Aquatic and land animals

•                  Particulate fallout

•                  Urine and feces bioassay

•                  Reactor coolants and effluents

•                  Irradiated reactor fuel

•                  Fissionable material

•                  Low-level radioactive waste

We have extensive experience in the transuranic characterization of samples generated by the nuclear utility industry, by nuclear fuel processors, and by Department of Energy and Department of Defense facilities. Transuranic isotopes are those radioactive substances found in the atomic weapons and nuclear industries that must be isolated and disposed of in order to produce clean sites that can be returned to industrial use. We have specifically designed procedures to dissolve any refractory transuranic substances that may be present in samples from the nuclear fuel cycle. We can also perform radio-bioassays to detect and quantify radioactive substances in body fluids and excretions. Our laboratories use a broad range of analytical techniques and instrumentation. However, we work in the environmental range of analyses and do not undertake to perform high-level (hot lab) analyses.

Our stable chemistry analysis laboratory in Exton, Pennsylvania offers a full range of capabilities and a large capacity to support environmental laboratory programs. Water, soil, solid waste and air samples are analyzed for a wide variety of organic, inorganic and physical parameters using a variety of Environmental Protection Agency protocols and American Society for Testing and Materials methods. Routine service capabilities include organic chemicals, metals, wet chemistry and physical properties. Ancillary services include field sampling, field screening, data interpretation, method development and validation, onsite laboratories, mobile laboratories, analytical specifications preparation (QA project plans, sampling and analysis plans) and data storage.

Regulation

While our business has benefited substantially from increased governmental regulation of hazardous wastes, the environmental services industry itself has become the subject of extensive and evolving regulation by federal, state and local authorities. Environmental testing laboratories like those we operate are subject to a variety of certifications. We believe that we have acquired all operating permits and approvals required for the current operation of our business. We make a continuing effort to anticipate regulatory, political and legal developments that might affect operations, but are not always able to do so. We cannot predict the extent to which any environmental legislation or regulation that may be enacted or enforced in the future may affect our operations.

Our laboratories hold the appropriate permits and licenses from the Department of Energy, Department of Defense, U.S. Corps of Engineers, Navy, Nuclear Regulatory Agency, and from over 26 states.

Clients

The largest component of our laboratory business is with the federal government and its prime contractors. We service more than 100 clients overall. We generally have long-standing relationships with our clients, averaging more than ten years with our top ten clients. Our diversified client base also provides stable and recurring revenues as a majority of our revenues are derived from previously served customers with recurring needs for our services. Our clients include federal agencies, prime contractors to the federal government, state regulatory agencies, and leading companies in the environmental marketplace.

Our strategy is to develop and maintain ongoing relationships with a diversified group of customers who have recurring needs for environmental services. We strive to be recognized as a reliable and high quality supplier of laboratory testing services based upon quality, responsiveness, customer service, information technologies, breadth of analytical techniques and cost effectiveness.

For the fiscal years ended December 31, 2004 and 2003, the federal government and its prime contractors accounted for more than 80% of our laboratory services revenues and more than 90% of our consolidated revenues. No other customer accounted for more than 5% of our laboratory services revenues. Total laboratory revenues were approximately 30% of our consolidated revenues.

Laboratory pricing is based upon fixed unit pricing. In this process, clients are invoiced for each analysis based on a fixed price for each substance that is analyzed, the type of report and quality assurance desired, and the total price is determined by the number of corresponding analyses. Discounts may be provided for large volumes. Premiums are added for faster turn-around times of analyses. The laboratories have no cost-reimbursable contracts.

We provide our services under contracts and purchase orders. We bill all of our laboratory clients as analyses are completed and data packages are submitted to the client. No billing is done periodically based on costs incurred, on either an hourly-fee basis or on a percentage of completion. Analyses are normally completed and invoiced within one month after sample receipt from the client.

Consulting Group Services and Field Services

Services

Our consulting group provides a wide range of services for radiological characterization and analysis; hazardous, radioactive and mixed waste management; and environmental, safety and health management. These services include program development, implementation and assessment; regulatory analysis, strategy development, permitting and compliance; and environmental liabilities management through such techniques as pollution prevention and application of best management practices. Our field services group provides radiological and industrial hygiene control and monitoring.

The major client of the consulting services group is the federal government, either directly or through its prime contractors. Our experience dates back to 1989 when we had our first contracts at the Department of Energy’s Los Alamos National Laboratory (Los Alamos) and Waste Isolation Pilot Plant (WIPP).

The consulting services group’s core competencies are hazardous and radioactive waste characterization, waste management, and multimedia environmental regulatory compliance. Environmental regulatory compliance capabilities include multimedia environmental program development, implementation and assessment, including in the following areas:

•                  Air quality;

•                  Water quality (drinking water, storm water, wastewater, surface water and groundwater);

•                  Waste management (sanitary, solid, hazardous, radioactive, mixed and toxic substances);

•                  Soil and subsurface quality (bioremediation strategies for petroleum-contaminated soils; and characterization and investigation of subsurface contamination).

The current staff of the consulting services group consists of over 25 professionals, who include environmental scientists and engineers, health physicists and nuclear engineers. The staff members hold professional certifications and registrations such as Certified Environmental Trainer, Safe Drinking Water Act Compliance Sampler, Hazardous Waste Specialist, Hazardous Substances Professional, Registered Environmental Manager, Certified Hazardous Materials Manager, New Mexico Water Systems Operator Levels I through IV, and New Mexico Wastewater Systems Operator Levels I through IV.  Several of our staff have Department of Energy security clearances. Approximately 90% of our consulting staff hold college degrees.

As an outgrowth of its radiological characterization expertise, our staff developed for its own use a gamma spectral analysis software tool, SNAP™, which we use on projects at Los Alamos, Rocky Flats Environmental Technology Site (Rocky Flats), and Idaho National Engineering and Environmental Laboratory (Idaho National Lab). This software tool allows an experienced gamma spectral analyst more flexibility in performing peak identification, source modeling, and assay calculations than other similar, commercially available software. SNAP is used by customers at Los Alamos, Sandia National Laboratories, and at the U.K. atomic agency in Aldermaston, England.

Clients and Contracts

The consulting services group currently manages and performs contracts for clients at Los Alamos, Idaho National Lab, Oak Ridge National Laboratory (Oak Ridge), and for the New Mexico Environment Department. At Los Alamos, where we have supported waste management and environmental protection programs since 1989, we currently have two contracts. These include task order contracts to provide radiological waste characterization services and waste management technical support services, as well as a subcontract to manage environmental protection programs for the Los Alamos site support services subcontractor. We have provided radiological characterization services in support of closure activities at Rocky Flats since 1999, and radiological characterization in support of waste retrieval operations at Idaho National Lab since 2003. We have provided on-call, statewide hazardous materials incident response services to the New Mexico Environment Department since 1997.

Our waste management expertise includes comprehensive waste certification and characterization support activities for transuranic wastes destined for WIPP. We have provided WIPP certification support at numerous Department of Energy sites including Hanford (Washington State) Reservation Site (Hanford Reservation), Los Alamos, Idaho National Lab, Oak Ridge, Argonne National Laboratory-East and Lawrence Berkeley National Laboratory, and we have operated mobile transuranic waste characterization systems at Nevada Test Site and Argonne National/Laboratory-East. Additionally, the consulting services group is part of the PMTech, Inc. team that has been awarded one of the Department of Energy’s nationwide decontamination, decommissioning and remediation contracts. The consulting group has multiple-year basic ordering agreement contracts in two areas at Los Alamos. The first is a five-year contract for waste management with a total value of $20 million dollars of which less than $5 million has been expended. The second is an environmental support contract to a prime contractor at Los Alamos, which generates approximately $1.7 million dollars per year; this contract is renewable on an annual basis for two more years. We were awarded the contract again in 2003 after having held it for five years under a previous contractor.

Since 1994, our Eberline Services Hanford, Inc. subsidiary has provided radiological and industrial hygiene support, quality assurance, and safety services as a pre-selected subcontractor to Bechtel Hanford, Inc. at the Hanford Reservation. The Hanford Reservation is the largest complex within the Department of Energy, and the cleanup program is anticipated to extend beyond 2035. From 1994-2005, our subsidiary generated over $120 million in revenue from this contract. Based in Richland, Washington, our subsidiary has approximately 160 employees. It has a contract with the Hanford Atomic Metal Trades Council labor bargaining unit and employs radiological control and industrial hygiene technicians to support Hanford projects. The Hanford Reservation contract is the largest held by us and accounts for more than 40% of our total revenues.

On March 23, 2005, we were advised that a team including our subsidiary was awarded a multi-year contract to manage the clean up and remediation of the River Corridor at the Hanford Reservation. Other team members are the Washington Group International Inc., Bechtel National Inc., CH2M Hill Inc., and Integrated Logistics Inc. It is expected that this contract will replace the prior Hanford Reservation contract by the end of 2005. We expect that the new contract will increase our scope of work, and may be worth an estimated $150 million in revenue to us over the life of the project. There are also substantial incentives for the team to complete the project in fewer than ten years.

At the Hanford Reservation site, we provide radiation protection services for the excavation, decontamination, and decommissioning of reactors, area surveillance maintenance and transition facilities, area remedial action and waste disposal sites, the Environmental Restoration Disposal Facility for the underground disposal of low-level wastes, the ground water project, and the complex decontamination and decommissioning of the plutonium processing facility. The services provided by our radiological control group include:

•                  Maintain adequate staffing of radiological control technicians and radiological control supervisors for the projects to detect and prevent the exposure of personnel to radiation;

•                  Perform and document radiation, contamination and airborne surveys;

•                  Write and approve radiological work permits;

•                  Write and implement procedures and work instructions to ensure compliance with federal regulations for conducting work in areas that cause exposure to radioactivity;

•                  Provide program and inventory support for the radiological instrumentation and source control programs;

•                  Maintain and provide input for radiological worker and workplace monitoring metrics;

•                  Provide radiation surveys of large, contaminated open areas on the Hanford Reservation site using proprietary GPS and laser-assisted radiological mapping systems; and

•                  Maintain a cadre of certified instructors that provide radiological training.

We have established an excellent record for working safely in an environment consisting of radioactively contaminated condemned buildings and nuclear reactors, contaminated excavation sites with steep slopes and trenches, and in the vicinity of heavy equipment. In spite of the fact that approximately 120 technicians are deployed daily to work in excavation sites and old buildings and facilities, we have had only one lost-time injury in the 10-year contract history.

Our quality assurance team ensures that radiological and industrial hygiene work activities conducted at the Hanford Reservation site are planned, controlled, and performed in accordance with quality requirements of applicable regulations, Department of Energy orders and contract requirements.

Our quality assurance program is designed to detect and prevent programmatic problems. A graded approach is used to identify, control, and correct processes and services that do not meet specified requirements. This facilitates evaluation of actual performance against performance objectives and criteria.

Our industrial hygiene group is an integral part of the Integrated Safety and Management System. The group provides a broad range of industrial hygiene services for radiological and industrial job planning, hazard recognition and control, work performance and post job review. Planning activities include review for potential legacy toxicants (e.g., asbestos, lead, beryllium, etc.), confined space classification, and ventilation. The review may result in recommendations such as an alternate product or substitution, respiratory protection selection, and personal protective equipment requirements. During job evolution, the group provides respiratory protection and required protective equipment identified during the job evolution, as well as performs the duties of respiratory attendant. We conduct monitoring for oxygen content, explosive gases, and volatile organics, mercury, asbestos, beryllium air/wipe, lead, acids/bases, dust/silica, PCB wipes, noise, heat/cold stress, wind speed, and lab hood velocity. We also sample workers’ breathing zone for potential exposure to toxic gases, and provides monitoring and sampling results in accordance with Hanford Reservation site requirements.

Post-job review activities include clearance sampling to ensure residual toxic gases are removed. We also participate in post-job reviews and provide workers and supervisors with OSHA-mandated exposure notification.

Government Contracts

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. Government contracts. These laws and regulations, among other things:

•                  Require certification and disclosure of all cost or pricing data in connection with certain contract negotiations;

•                  Impose acquisition regulations that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based federal government contracts; and

•                  Restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Federal government contracts are conditioned upon the continuing availability of Congressional appropriations. Long-term government contracts and related orders are subject to cancellation if appropriations for subsequent performance periods become unavailable. Congress usually appropriates funds on a fiscal-year basis even though contract performance may extend over many years. Consequently, at the outset of a program, the contract is usually partially funded, and Congress annually determines if additional funds are to be appropriated to the contract.

The federal government, and other governments, may terminate any of our government contracts and, in general, subcontracts, at their convenience, as well as for default based on performance. Upon termination for convenience of a cost reimbursement contract, we normally are entitled to reimbursement of allowable costs plus a portion of the fee. The amount of the fee recovered, if any, is related to the portion of the work accomplished prior to termination and is determined by negotiation. A termination arising out of our default could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders.

In addition, our federal government contracts (or those of the prime contractors) typically span one or more base years and multiple option years. The federal government generally has the right to not exercise option periods and may not exercise an option period if the agency is not satisfied with our performance of the contract. Federal government contracts generally contain provisions that allow the federal government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our services and associated materials.

Competition

We believe that the principal competitive factors in all areas of our business are:

•                  technical proficiency;

•                  operational experience;

•                  price;

•                  breadth of services offered; and

•                  local presence.

We compete with a diverse array of small and large organizations including the following:

•                  national or regional environmental management firms;

•                  national, regional and local architectural, engineering and construction firms;

•                  environmental management divisions or subsidiaries of international firms

•                  engineering, construction and systems companies; and

•                  hazardous waste generators that have developed in-house capabilities.

If and when we acquire an analytical instrument business and enter that market, competition in that market will be intense. Currently, there are hundreds of analytical instrument companies worldwide. Sizes range from a few million dollars to over a billion dollars in analytical instrument revenues. The top ten analytical instrument companies control approximately 40% of the overall market.

Proprietary Technology

We have developed substantial proprietary technology and have established and maintain an extensive knowledge of the leading commercially available technologies. We incorporate these technologies into the environmental services that we provide to our customers. We currently hold three patents and 15 trademarks in the United States, and we license software and other intellectual property from various third parties. We enter into confidentiality agreements with certain of our employees, consultants and corporate partners, and control access to software documentation and other proprietary information. We believe that we hold adequate rights to all intellectual property used in our business and that we do not infringe upon any intellectual property rights held by other parties.

We have several proprietary technologies that we believe give us a competitive advantage by offering unique services that benefit our clients, including:

•                  SNAPTM (Spectral Nondestructive Assay Platform)

•                  SGSTM (Segmented Gate System)

•                  GPERSTM (Global Positioning Environmental Radiological Surveyor)

•                  LARADSTM (Laser-Assisted Ranging and Data System)

•                  APNEATM (Active-Passive Neutron Activation)

SNAP: Spectral Nondestructive Assay Platform

Each transuranic analysis is comparatively expensive due to the rigorous accuracy and quality assurance requirements dictated by federal and state law.  Another cost consideration to Department of Energy is that the disposal of transuranic waste at the WIPP is significantly more expensive than the disposal of routine low-level radioactive waste. Therefore, we have identified a secondary opportunity to provide a less expensive onsite analysis of uncharacterized waste to distinguish these wastes at the generator’s site. SNAP is the technology we developed in response to this need. SNAP is an onsite and non-intrusive method to radiologically characterize the contents of a wide array of wastes at lower costs than other methods. The use of mathematical models allows the Company to adequately characterize and quantify wastes in less than one-half the time typically required to achieve comparable results. SNAP makes it possible to accurately characterize wastes of unknown composition with minimal effort.

Defensible, cost-effective waste characterization capability is essential to the remediation of contaminated sites and waste management. SNAP yields the following benefits:

•                  Cost savings over standard characterization techniques;

•                  Small, light-weight, portable, and battery-powered instrumentation that lends its use to remote deployment;

•                  Digital storage of data on the locations and concentrations of contaminants and display of the data in near real-time;

•                  Ability to assay all sizes and shapes of waste packages;

•                  Portable non-destructive assay technology yielding excellent detection limits in addition to accurate radionuclide quantification;

•                  Data on isotopes, concentration levels and locations (rather than just activity levels).

Considering the high cost of transuranic waste management and disposal, reductions such as these have produced significant cost savings for our clients. We believe that the use of SNAP has reduced disposal costs at the WIPP site.

SGS: Segmented Gate System

The Segmented Gate System (SGS) is a technology that separates radioactively contaminated soil from clean soil. The SGS is a combination of sophisticated conveyor systems, radiation detectors and computer controls that remove contaminated soil from a moving feed supply on a conveyor belt. It significantly reduces the volume of contaminated soils requiring treatment and disposal, enabling large cost savings. The clean soil stream is diverted for return to the site or cheaper disposal options. The SGS has been successfully used to remediate over 200,000 cubic yards of plutonium-contaminated soil on Johnston Atoll, which is the largest environmental restoration project involving a significant volume reduction of radioactively contaminated soil. The system has also processed over 15,000 cubic yards of soils contaminated with various radionuclides at many Department of Energy and Department of Defense sites across the United States.

Radiological Mapping Systems

We offer two types of radiological mapping technologies, GPERS and LARADS.

Common features of the two radiological mapping systems are as follow:

•                  Both systems collect and store in electronic files the positional coordinates and radiological readings on a point-per-second basis.  These field files are then downloaded and processed with software to produce both a color-coded (based on radiological reading) map of the survey trace overlaid upon a CAD base map or digital photo of the site or area

•                  Survey detectors can be hand-carried or mounted on vehicle for large area surveys

Use of the GPERS and LARADS systems offers several advantages over traditional radiological surveys, which involve manual collection and documentation of objective data and manual data archival, management, and assembly. These advantages include:

•                  The GPERS system constantly updates position data from global positioning satellites accurate to within less than 0.5 meters.  The LARADS system utilizes an auto tracking laser range finding system to provide the same positioning data accurate to less than inch for those situations where satellite data are unavailable (i.e., indoors or under trees next to buildings);

•                  GPERS and LARADS automatically acquire and store radiation and positioning data as the technician moves from location to location providing a continuous record in retrievable format;

•                  The radiation data are acquired every second and can be merged, averaged, and evaluated without subjective operator interpretation;

•                  The need for manual data entry is eliminated because data is collected and stored in database format. This eliminates transcription errors and position errors, and also allows the position data to be reported in any commonly used coordinates system;

•                  Ability to report on data collected within 24 hours; and

•                  Savings in accelerated performance.

GPERS: Global Positioning Environmental Radiological Surveyor. Global Positioning Environmental Radiological Surveyor (GPERS) is a lightweight survey platform used for performing radiological surveys in open land areas. GPERS reduces labor requirements to characterize large outside land areas for radiological contaminants, thereby significantly reducing project costs. This technology merges standard radiation monitoring equipment with satellite global positioning to accurately locate and quantify areas of elevated radioactive contamination. The accuracy of the sophisticated equipment automatically produces repeatable and verifiable coordinates, thus reducing requirements for extensive grid establishment. The GPERS is coupled with conventional radiation detectors for outdoor radiological surveys where positional accuracies of less than one meter are sufficient.

LARADS: Laser-Assisted Ranging and Data System. Laser-Assisted Ranging and Data System (LARADS) is a radiological surveying instrument that automates the collection of indoor radiation measurement data. LARADS reduces labor costs to characterize the interior surfaces of buildings where GPS tracking is unavailable. This system integrates standard radiation monitoring equipment with a laser positioning total system to locate elevated levels of radioactive contamination. Both GPERS and LARADS databases can be overlaid on digital photographs, CAD drawings, and drawings generated by the system to visually depict the characterization data.

LARADS offers two advantages over the GPERS systems in that:

•                  It can be used inside a building or facility, while the GPERS requires a view of the sky; and

•                  Its positional accuracy, and hence detector velocity, are much more precise. This allows greater control of survey scan rates, and post-processed MDAs are much more accurate. The LARADS includes an alarm to alert the surveyor if the velocity user-set point is exceeded.

The resulting color-coded data maps are helpful tools for evaluating site conditions and providing pre-job briefings. This system is coupled with conventional radiation detectors for indoor surveys or surveys where higher positional accuracy is desired (less than two cm). The LARADS system can be (and has been successfully) mounted on automated platforms to allow surveys of walls and ceilings without the use of ladders and scaffolds, minimizing the risks to personnel accessing these types of equipment.

Research and Development

We do not presently conduct any independent research and development. All work is conducted through contracts for the environmental services group.

Employees

As of June 30, 2005, we employed approximately 270 active full-time employees. Included in this group are approximately 100 employees at the Hanford Reservation who are unionized. One of our subsidiaries has a contract with the Hanford Atomic Metal Trades Council. We have a good relationship with the union. In general, we believe that our relationship with our employees is satisfactory.

Risk Factors

The following risk factors should be considered carefully in addition to the other information contained in this Form 10. This Form 10 contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our, our customers’ or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this Form 10, discuss some of the factors that could contribute to these differences.

The forward-looking statements made in this Form 10 relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This Form 10 also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock if one should develop.

We have incurred losses, and these losses may continue.

We have incurred losses in each of the last four fiscal years. Losses were incurred and continue to be incurred in our laboratory business. Prices and availability of samples have declined in our laboratory business, and there is no indication that prices will improve. While we have taken steps to reduce costs, there is no assurance that profitability will be restored in the near future to our laboratory business. Businesses that we acquire may be unprofitable after their acquisition, and we may not be successful in implementing our management techniques, which would increase our losses.

We are substantially dependent on contracts with the federal government.

Over 90% of our revenue is derived, directly or indirectly, from contracts with the federal government. Two contracts account for a large portion of that revenue. Any disruption in government funding or in our relationship with the government could have a material adverse impact on our financial condition. In addition, many of our contracts with federal government agencies require annual funding approval and may be terminated at their discretion. A reduction in spending by the applicable federal agencies could limit the continued funding of our existing contracts with them and could limit our ability to obtain additional contracts. The inability to win new government contracts would have a material adverse effect on our business and financial condition.

Fixed-price contracts expose us to losses in the event of unanticipated cost increases.

We presently do not have fixed-price contracts, but may in the future. Our laboratories conduct fixed-sample price business, which constitute over 30% percent of our revenues. In the event we are awarded fixed-price contracts, unanticipated or unforeseeable cost increases, could have a material adverse impact on our financial condition if we underbid these contracts. Fixed-price contracts protect clients but expose us to a number of risks. These risks include:

•                  underestimation of costs;

•                  problems with the appropriate choice of technologies;

•                  unforeseen costs or difficulties;

•                  delays beyond our control; and

•                  economic and other changes that may occur during the contract period.

It is possible that future settlements of cost-plus-fixed-fee and related types of government contracts could result in overpayments by the government and create a liability for the company. In the past, the usual result has been opposite effect with the company recouping additional funds, but the possibility does exist for over billing due to incorrect provisional overhead rates in a given year.

Our government contracts expose us to the possibility of substantial fines and penalties, governmental audits and investigations and suspension or debarment.

We face specific risks associated with government contracting, which include the risk of substantial civil and criminal fines and penalties for violations of applicable laws and regulations. Government contracting requirements are complex, highly technical and subject to varying interpretations. During the course of an audit, an agency may disallow costs if, for example, it determines that we improperly accounted for such costs in a manner inconsistent with government cost accounting standards. Under the typical “cost-reimbursable” government contracts that we perform, only those costs that are reasonable, allocable and allowable are recoverable in accordance with federal acquisition regulations and cost-accounting standards. In addition to damage to our business reputation, the failure to comply with the terms of one or more of our government contracts could also result in our suspension or debarment from government contract projects for a significant period of time. This would have a material adverse effect on our business.

Our nuclear waste management services subject us to potential environmental and other liabilities.

Our business of rendering services in connection with management of waste, including certain types of hazardous waste and low-level radioactive waste, subjects us to risks of liability for damages. Such liability could involve, without limitation:

•                  claims for  clean-up  costs,  personal  injury  or  damage  to  the environment  in  cases in  which  we are  held  responsible  for the release of hazardous or radioactive materials;

•                  claims of employees, customers, or third parties for personal injury or property damage occurring in the course of our operations; and

•                  claims alleging  negligence or  professional  errors or omissions in the planning or performance of our services.

In addition, we are subject to potentially large civil and criminal liabilities. The federal government could suspend or disbar us as a federal government contractor or hold us liable for any failure to abide by environmental laws and regulations.

Our inability to successfully identify and complete acquisitions or successfully integrate any new or previous acquisitions could have a material adverse effect on our business.

Our primary growth strategy is to acquire and operate analytical instruments businesses. Promising acquisitions are difficult to identify and complete for a number of reasons. For example:

•                  We may fail to identify suitable acquisition candidates or to acquire additional companies on favorable terms

•                  We may fail to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions

•                  We may fail to successfully integrate or manage these acquired companies due to differences in business backgrounds or corporate cultures or inadequate internal systems or controls

•                  These acquired companies may not perform as we expect

Furthermore, identifying and pursuing future acquisition opportunities requires a significant amount of management time and skill.

Our acquisition strategy will require additional capital, and we may not be able to raise this capital on favorable terms, if at all.

We anticipate that we will need to raise additional capital to fund our acquisition strategy and our cash needs may vary significantly from our projected needs. If our estimates as to future cash needs are wrong, we may need to raise additional capital sooner than expected. We cannot assure you that our estimations regarding our cash needs will prove accurate, that we will be able to secure required additional financing if needed, or that additional financing, if obtained, will be on favorable or acceptable terms. We may raise additional funds through public or private equity offerings or debt financings. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution, and debt financing, if available, may involve restrictive covenants. If we are unable to obtain additional financing when needed, we would be required to significantly scale back development plans and, depending upon cash flow from our existing business, reduce the scope of our operations or cease operations entirely.

We are substantially dependent on current management, and if we fail to attract and keep senior management and key scientific and operating personnel, we may be unable to successfully pursue our growth strategy.

Our success depends on the contributions of our key management, especially our Chief Executive Officer, Arvin Smith, and our Chairman, John Hatsopoulos. Their respective ages are 76 and 71. We expect that our future market capitalization will be in significant part dependent on the reputation of these individuals. We do not have employment contracts with either of these individuals, and we do not maintain key person insurance on any of our employees, officers, or directors. The loss of the services of either of these individuals would likely have a material adverse effect on our business and prospects.

Our success also depends on our ability to retain and expand our staff of qualified managerial and technical personnel, particularly if we are successful in implementing our acquisition strategy. Qualified individuals are in high demand and are often subject to competing offers. We cannot be certain that we will be able to attract and retain the qualified personnel we need for our business. If we are unable to hire additional personnel as needed, it would likely have a material adverse effect on us.

Our operating results fluctuate across quarters due to the nature of our business.

Our quarterly revenues, expenses and operating results may fluctuate significantly due to a number of factors, including:

•                  the seasonality of the spending cycle of our public sector clients, notably the federal government;

•                  employee hiring and utilization rates;

•                  the number and significance of client projects commenced and completed during a quarter;

•                  delays incurred in connection with a project;

•                  the ability of our clients to terminate projects without penalties; and

•                  weather conditions.

Historically, we experience lower revenues in the first calendar quarter primarily due to weather conditions. Also, because we have a heavy concentration of federal government contracts the federal appropriations process may significantly affect our operating results. However, variations in any of these factors could cause significant fluctuations in our operating results from quarter to quarter.

Our industry is subject to intense competition, and several of our competitors are larger than us.

In our radiological services business, we compete with many national environmental and consulting firms, and in our laboratory business we compete with many regional or niche firms. Some of our larger competitors benefit from economies of scale and have better access to bonding and insurance markets at a lower cost than we can achieve. The entry of large systems contractors and international engineering and construction firms into the environmental services industry has increased competition for major federal government contracts and programs.

The analytical instrument business is subject to intense competition. Competitors would include many other companies that offer products and services similar to ours. Many of our potential competitors have longer operating histories, large customer bases, greater brand recognition and significantly greater financial, marketing and other resources. Certain of our potential competitors may be able to devote greater resources to marketing, adopt more aggressive pricing policies and devote substantially more resources to developing their products. We may be unable to compete successfully against current and future competitors, and competitive pressures may have a material adverse effect on us.

If we are successful in acquiring analytical instrument businesses or products, that business will be subject to a variety of specific risks.

Our success in the analytical instrument business will depend in large part on our ability to engineer and improve or develop our products. The following circumstances, among others, may lead to a significant delay:

•                  our inability to hire or retain skilled internal technical developers and technicians to develop, maintain and enhance our products;

•                  unforeseen technical or development issues;

•                  unanticipated product requirements requested by vendors, consumers or regulators; and

•                  our inability to develop, in a cost-effective manner, unique products.

The analytical instrument business depends on the protection of proprietary rights, which is difficult and costly.

If we are successful in acquiring analytical businesses, we will need to protect our proprietary rights in our products.  Intellectual property rights implementation and protection is complex and costly.  We may be unable to obtain or maintain adequate protection, and we may be subject to infringement claims by our competitors. We may not have the financial resources to prosecute patent applications or defend our patents from infringement or claims of invalidity. In addition to patents, we expect to rely on trade secrets and proprietary knowledge, which we seek to protect, in part, through appropriate confidentiality and proprietary information agreements. Our proprietary information or confidentiality agreements with employees, consultants and others may be breached, or we may not have adequate remedies for any breach or our trade secrets may otherwise become known to or independently developed by competitors.

There is no public market for our outstanding common stock, and there will be restrictions on transferability.

There is presently no public market for our outstanding common stock, and we cannot assure you that a public market will ever develop. Moreover, even if a public market develops, any sale of our outstanding common stock may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions therefrom. Realization of any gains on an investment in us will be principally dependent upon our ability to effectuate one or more liquidity-providing transactions.

We anticipate that our capital stock may be quoted on the OTC Bulletin Board following effectiveness of this registration statement. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system or a stock exchange.

Trading of our common stock may be restricted by the SEC’S “penny stock” regulations which may limit a stockholder’s ability to buy and sell our stock.

We anticipate that our common stock may be traded on the OTC Bulletin Board following the effectiveness of this registration statement. The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities will likely be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and other quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statement showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure and suitability requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our capital stock. Trading of our capital stock may be restricted by the SEC’S “penny stock” regulations which may limit a stockholder’s ability to buy and sell our stock.

We have no intention to pay dividends.

We have never declared or paid any cash dividends on shares of our capital stock. Eberline Services performs certain administrative and professional services on behalf of the GlenRose Partnership, L.P. (GlenRose Partnership). GlenRose Partnership is responsible for paying Eberline Services for the expenses incurred for these services. At the end of September 2005, the total amount due was $503,841. We anticipate that immediately before the effectiveness of this Form 10, we will issue a one-time $503,841 cash dividend to GlenRose Partnership. Immediately upon receipt of such a dividend, GlenRose Partnership will remit $503,841 to us as full payment of the sums due for such administrative and professional services. Other than such a one-time dividend, we currently intend to retain earnings, if any, to fund the development and growth of our business and, do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs and growth plans.

Item 2.  Financial Information

Selected Financial Data

You should read the following selected consolidated financial data in conjunction with the section of this Form 10 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this Form 10.

The following data have been derived from audited consolidated financial statements as of and for the three years ended December 31, 2002, 2003 and 2004, which have been audited by Neff & Ricci LLP, an independent registered public accounting firm, and from our unaudited consolidated interim financial statements as of and for the nine-month periods ended September 30, 2004 and September 30, 2005. Our audited consolidated balance sheets as of December 31, 2003 and 2004 and the related audited consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2004, together with the notes thereto, appear elsewhere in this Form 10. Results for interim periods are not necessarily indicative of the results expected for the entire year. The fiscal year 2001 data include 54 weeks for the business of Eberline Services, Inc., our predecessor and currently a wholly-owned subsidiary which was acquired on December 15, 2000, and 48 weeks for the Lionville Laboratory which was acquired in January 2001. The 2001 financials were audited separately by Ernst & Young for Eberline Services, and Croft, Drozd & Company, P.C. for Lionville Laboratory Inc.

GlenRose Instruments Inc. & Subsidiaries

Consolidated Income Statement Data:

					Nine Months Ended September 30,
	2001	2002	2003	2004	2004	2005

Revenues	$36,654,689	$31,856,770	$27,288,270	$28,152,918	$19,115,830	$22,948,883
Cost of sales	31,764,539	28,028,509	23,564,483	26,252,937	17,524,884	21,237,132
Gross profit	4,890,150	3,828,261	3,723,787	1,899,981	1,590,946	1,711,751

Operating expenses:
General & administrative	4,079,101	3,748,415	3,094,166	2,596,367	1,892,339	1,465,900
Total operating expenses	4,079,101	3,748,415	3,094,166	2,596,367	1,892,339	1,465,900

Operating (loss) income	811,049	79,846	629,621	(696,386)	(301,393)	245,851

Other income (expense):
Gain on sale of assets	—	—	96,384	29,248	—	—
Interest income	45,987	39,236	26,524	10,241	4,426	8,500
Other income	—	2,114	—	463	28,749	36,081
Interest expense	(770,732)	(619,683)	(488,752)	(335,815)	(252,903)	(260,529)
Reserve (discontinued operations)	—	—	—	—	—	(70,000)
Goodwill impairment	—	—	—	(606,403)	—	—
Total other income & expense	(724,745)	(578,333)	(365,844)	(902,266)	(219,728)	(285,948)
Income before taxes	86,304	(498,487)	263,777	(1,598,652)	(521,121)	(40,097)
Income taxes / (benefit)	152,503	(254,458)	335,639	359,088	102,289	—
Net (loss) income	$(66,199)	$(244,029)	$(71,862)	$(1,957,740)	$(623,410)	$(40,097)

Net income (loss) per common share:
Basic & diluted earnings per share	$(0.02)	$(0.08)	$(0.02)	$(0.65)	$(0.21)	$(0.01)
Shares outstanding	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000

GlenRose Instruments Inc. & Subsidiaries

Consolidated Balance Sheet Data:

					As of
	2001	2002	2003	2004	September 30, 2005

Cash & cash equivalents	3,152,930	2,138,052	1,082,089	710,547	978,435
Current assets	9,657,684	8,556,112	5,500,409	7,081,773	5,415,796
Total assets	18,827,717	17,830,368	13,886,475	13,826,902	11,649,529

Current liabilities	4,718,091	4,299,036	2,398,359	4,781,123	2,752,527
Long-term liabilities	8,243,426	7,041,559	5,070,206	4,585,609	4,476,928
Total liabilities	12,961,517	11,340,595	7,468,565	9,366,732	7,229,455

Working capital	4,939,593	4,257,076	3,102,050	2,300,650	2,663,269

Total shareholders’ equity	5,866,200	6,489,773	6,417,910	4,460,170	4,420,074

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information appearing elsewhere in this Form 10. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Business – Risk Factors” and elsewhere in this Form 10.

Overview

We provide radiological characterization and analysis; hazardous, radiological and mixed (radiological and hazardous) waste management; and environmental, safety and health services, primarily to the federal government. We do not treat, store, transport or dispose of hazardous waste as part of our business. However, our labs generate wastes, and we employ commercial firms to transport, treat, and dispose of the wastes. We also operate a network of laboratories in four locations in the United States.

Eberline Services, which includes our consulting, field services and radiochemistry laboratory business, was acquired on December 15, 2000, and our mixed waste analytical laboratory business, Lionville Laboratory, was acquired in January 2001. Both businesses operated as brother-sister companies until January 2004 when the mixed waste analytical laboratory business became a wholly owned subsidiary of Eberline Services. The financial statements are presented on a consolidated and restated basis as if the two businesses had been combined at the beginning of 2001. The fiscal year 2001 data include 54 weeks for the business of Eberline Services, Inc., our predecessor and currently a wholly-owned subsidiary, which was acquired on December 15, 2000, and 48 weeks for the Lionville Laboratory which was acquired in January 2001.

Substantially all of our revenues are derived directly or indirectly from contracts with the federal government and its contractors. In our radiological services business we currently have two contracts that account for the large majority of that business’s revenue. These two contracts relate to the Hanford Reservation and Los Alamos. Our laboratories derive the large majority of their revenues from the processing of samples collected from government-funded cleanup sites by the prime contractors or other subcontractors; a minor portion of our laboratory revenues is derived from other government agencies and commercial customers.

Our services business is based largely on cost plus fee contracts. Under these contracts, we recover our allowable costs plus either a fixed fee or an incentive fee. In a cost plus contract, we derive revenues from the costs we incur plus a fee, but we are essentially required to manage these costs based on the work we expect to receive over the next fiscal quarter. The amount of this work is difficult to predict since it depends on work orders from the prime contractors and our ability to receive subcontracts and the timing of work orders tends to be highly variable for a number of reasons, including delays in government funding of existing contracts, as well as delays in contract renewals and the termination of contracts because of changing government priorities and the uncertainty of the government procurement process. For example, the uncertainty of the award of the new principal cleanup contract at Hanford, the River Corridor Contract caused the existing Environmental Restoration Contract to be extended twelve times. There are other contributing factors, including weather. Inclement weather, particularly in the late fall and winter reduces the amount of work that can be done at the various cleanup sites.

Over the last several years, there has been a reduced level of samples generated by cleanup sites and other sources. This has created intense price competition in the laboratory business. We have attempted to reduce our costs at the laboratories to be better aligned with the reduced volume of work, but there are certain constraints on our ability to do so in the short term, such as fixed expenses including equipment depreciation and facilities costs.

Critical Accounting Policies

We prepare our books in accordance with generally accepted accounting principles (GAAP). In addition, we are subject to the rules and regulations of the Federal Acquisition Regulations, certain provisions of the Cost Accounting Standards board, and regulatory oversight from the Defense Contract Audit Agency. Annual audits are performed by outside auditors. We are audited annually by the Defense Contract Audit Agency.

Management believes that our accounting for goodwill is the principal accounting policy that reflects the most difficult judgments in connection with the preparation of our financial statements.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. As of December 31, 2004, we had $2,740,913 of goodwill on our consolidated balance sheet. We do not have any other intangible assets with indefinite lives. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. In performing its goodwill impairment assessment, we rely on a number of factors, including operating results, business plans, economic projections, and anticipated future cash flows discounted for risk. There are inherent uncertainties related to these factors, and management’s judgment in applying them to the analysis of goodwill impairment. At the end of 2004 we took a $606,403 charge against the entire goodwill related to our laboratory business due to the extent of losses in that business and the uncertainty of its recovery. No impairment charge was required for the consulting and field services business. We also applied a valuation allowance and took a charge of $253,500 against the entire amount of deferred tax assets at our Lionville Laboratory located in Exton, Pennsylvania.

Results of Operations

First Nine Months of 2005 Compared to First Nine Months of 2004

For the nine months ending September 30, 2005, consolidated revenues were $22,948,883 versus $19,115,830 for the first nine months of 2004, an increase of $3,833,053 or 20.1%. The increased revenue was mainly due to a new contract at the Department of Energy, increased work at the Hanford Reservation and increased revenue in the laboratory units.

The increased level of effort at Hanford was due to acceleration of Environmental Restoration Contract efforts prior to award of the River Corridor Contract in June. The increased activity was promoted by the Department of Energy to achieve milestones leading to the transition to the new contract. The radiological barrel-monitoring project for the Department of Energy at Idaho also contributed to the increase over the prior year period. Sample flow at the labs increased over the same period the prior year, contributing to higher revenues; however, the sample flow was stronger during the first six months but decreased in the third quarter, primarily in the mixed waste lab.

The cost of sales was $21,237,132 for the nine months ending September 30, 2005 versus $17,524,884 for the first nine months of 2004, an increase of $3,712,248 or 21.2%. The cost of sales for the service projects as a percentage of revenues are higher than the cost of sales for the labs, which accounts for the higher increase in the overall cost of sales.

Gross profit was $1,711,751 for the nine months ending September 30, 2005 versus $1,590,946 for the first nine months of 2004, an increase of $120,805 or 7.6%. The main reason for the improved gross profit was due to lower overhead costs in connection to reduced personnel at the labs and greater direct utilization of personnel at the consulting and field services group. The gross profit increase was limited by the smaller improvements in the laboratories, which if operated closer to capacity generate higher gross profits than the service projects.

General and administrative expenses were $1,465,900 for the nine months ending September 30, 2005 versus $1,892,339 for the first nine months of 2004, a decrease of $426,439 or 22.5%. The decrease was mainly due to lower personnel and related costs from staff reductions.

Income from operations was $245,851 for the nine months ending September 30, 2005 versus a loss of $301,393 for the first nine months of 2004, an increase of $547,244.

Interest expense was $260,529 for the nine months ending September 30, 2005 versus $252,903 for the first nine months of 2004, relatively unchanged from the same period for the prior year.

The loss before taxes was $40,097 for the nine months ending September 30, 2005 versus a loss of $521,121 for the first nine months of 2004, an increase of $481,024.

The net loss was $40,097 for the nine months ending September 30, 2005 versus a loss of $623,410 for the first nine months of 2004, an increase of $583,313.

2004 Fiscal Year Compared to 2003 Fiscal Year

Our consolidated revenues were $28,152,918 in fiscal 2004 versus $27,288,270 in 2003, an increase of $864,648 or 3.2%. Low sample flow throughout the year at the laboratories, which results in lower revenues, offset increased revenues at other sites. The Environmental Restoration Contract at Hanford increased due to site-wide clean-up activities on the river corridor.

Cost of sales was $26,252,937 in fiscal 2004 versus $23,564,483 in 2003, an increase of  $2,688,454, or 11.4%.

Gross profit was $1,899,981 in fiscal 2004 versus $3,723,787 in 2003, a decrease of $1,823,806 or 49.0%. The decreased gross profit was primarily due to the shift in the revenue mix between the laboratories and the service projects.

General and administrative expenses were $2,596,367 in fiscal 2004 versus $3,094,166 in 2003, a decrease of $497,799 or 16.1% as costs decreased.

The decrease in the gross profit was the primary reason there was an operating loss of $696,386 in fiscal 2004 versus an operating income of $629,621 in 2003.

Interest expense was $335,815 in fiscal 2004 versus $488,752 in 2003 due to repayment of a bank loan.

In 2004, we decreased goodwill by $606,403. The goodwill impairment was related to our Lionville Laboratory business because of its continuing losses and the uncertainty over its return to profitability in the near term. The goodwill associated with Eberline Services was unaffected. We also took a charge of $253,500 against the entire amount of the deferred tax assets that had been accumulated from our Lionville subsidiary. The net operating loss at the subsidiary is still available to reduce taxes on future income.

Our loss was $1,957,740 in fiscal 2004 versus a loss of $71,862 in 2003.

2003 Fiscal Year Compared to 2002 Fiscal Year

Our consolidated revenues were $27,288,270 in fiscal 2003 versus $31,856,770 in 2002, a decrease of  $4,568,500, or 14.3%. The major reasons for the decrease were the closure of the Rocky-Flats mobile laboratory in February 2003, the completion of the Fernald radiological technician contract in November 2002, and the completion of the Argonne National Laboratory-East transuranic waste analysis program in September 2003. In each case, contracts were completed for which there was no available follow-on work, and no new projects were found to replace the revenues from completed work.

Cost of sales was $23,564,483 in fiscal 2003 versus $28,028,509 in 2002, a decrease of  $4,464,026, or 15.9%.

Gross profit was $3,723,787 in fiscal 2003 versus $3,828,261 in 2002, a decrease of $104,474 or 2.7%.

General and administrative expenses were $3,094,166 in fiscal 2003 versus $3,748,415 in 2002, a decrease of $654,249 or 17.5% as we instituted cost control measures.

These factors resulted in an operating income of $629,621 in fiscal 2003 versus an operating income of $79,846 in 2002, an increase of $549,775.

Interest expense was $488,752 in fiscal 2003 versus $619,683 in 2002 due to repayment of a bank loan.

The net loss was $71,862 in fiscal 2003 versus a loss of $244,029 in 2002.

Liquidity and Capital Resources

As of December 31, 2004, the following measures of liquidity were:

Cash and cash equivalents	$710,547
Accounts receivable	$5,238,309
Working capital	$2,300,650
Accounts payable	$2,670,390

Both accounts receivable and accounts payable were higher than usual primarily as the result of a subcontract that was not payable until Eberline Services received payment from a client.

On December 15, 2000, the GlenRose Partnership acquired Eberline Services and assumed an initial bank debt of $7,221,194.  By the end of September 2004 we had satisfied the obligation as described in the following paragraph.

On September 27, 2004, we issued Promissory Notes to two general partners of the GlenRose Partnership, namely, to Mr. Arvin Smith for $1,000,000, and to Mr. John Hatsopoulos for $1,000,000, filed respectively as Exhibits 10.1 and 10.2 hereto. The proceeds of those notes along with additional cash from operations were used to pay our bank debt down to zero. Those notes were replaced on January 1, 2005 with promissory notes for an equal amount that carried an interest rate of Bank Prime Rate plus one percent (1%) per annum. Principal of $62,500 plus accrued interest is due each quarter, payable over a four-year period starting March 31, 2005 and ending September 30, 2008.

On January 26, 2001, the GlenRose Partnership acquired Lionville Laboratory, Inc. and in connection with this transaction we issued to four of the general partners of the GlenRose Partnership promissory notes in the principal amount of $500,000 bearing interest of twelve and one half (12.5%) per annum. On January 1, 2004, our Lionville Laboratory subsidiary merged with Eberline Services and in connection with this merger we replaced the existing promissory notes with four notes issued to the same four general partners of the GlenRose Partnership. These new promissory notes have a principal amount of $622,945 each, and bear interest of eight and one half percent (8.5%) per annum, which accrues until the principal amount is fully paid. Those notes are subordinated to senior debt and are due on December 15, 2007.

On December 31, 2004, the Lionville Laboratory received a $100,000 line of credit with a bank near its operation in Pennsylvania. This line of credit is currently scheduled to be closed at the end of 2005.

Cash flow from operations has been as follows:

Fiscal Year Ended	Cash Flow from Operations
12-28-02	$(291,954)
12-27-03	$1,359,361
12-31-04	$749,899

Eberline Services anticipates that its revenue may increase in the final quarter of calendar 2005 and possibly in 2006. This may require an increase in working capital. Management believes cash flow from operations will be adequate to support the revenue increases in 2005 but may not be adequate to support possible revenue growth in 2006. This may require an infusion of additional equity or an increase in debt.

Item 3.  Properties

We own two properties and lease office space at four locations. Our headquarters is located on four acres in Albuquerque, New Mexico and consists of 14,449 square feet of combined laboratory, office and storage space. We also have a laboratory facility with 20,000 square feet in Richmond, California. Our property described above is currently carried on our books at approximately $2 million, but has been appraised at $3.5 million. Laboratory space is leased in Exton, Pennsylvania and in Oak Ridge, Tennessee. The latter two lab facilities have 39,000 and 10,000 square feet, respectively. We also lease office space in Los Alamos, New Mexico, and in Richland, Washington. We also have office space in government provided facilities at Los Alamos, New Mexico and Richland, Washington. We believe that our facilities are appropriate and adequate for our current needs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

All of our outstanding common stock is currently owned by the GlenRose Partnership. There are no outstanding stock options or other rights to purchase our common stock, and we do not anticipate granting any such options or other rights prior to the effectiveness of this Form 10. Our Board and stockholders have adopted our 2005 Stock Option and Incentive Plan and reserved 700,000 shares of our common stock for issuance thereunder. We anticipate that after the effectiveness of this Form 10, and assuming that a trading market for our common stock has developed, we will grant stock options to our employees and outside directors. The terms of such option grants have not yet been determined.

We have been advised that, prior to the effectiveness of this Form 10, GlenRose Partnership anticipates that it will distribute all of our common stock that is owned by it to its partners. The partners of GlenRose Partnership include certain of our officers and directors. The following table gives effect to such distribution and sets forth information with respect to the beneficial ownership of our common stock as of immediately prior to the effectiveness of this Form 10 for:

•                  each of our executive officers and directors;

•                  all of our executive officers and directors as a group; and

•                  any other beneficial owner of more than 5% of our outstanding common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations are based on 3,000,000 shares outstanding as of September 30, 2005. Except as otherwise indicated in the table below, addresses of named beneficial owners are care of GlenRose Instruments Inc., 45 First Avenue, Waltham, Massachusetts, 02451.

	Beneficial Ownership
Name and Address of Beneficial Owner	Outstanding Shares Beneficially Owned	Right to Acquire Within 60 Days After September 30, 2005
			Shares
			Beneficially Owned
			Number	Percentage

Holders of 5% or more of our voting securities:

George N. Hatsopoulos 233 Tower Road Lincoln, MA 01773	513,954	0	513,954	17.1%

Green River Fund I, LP(1) 610 Fifth Avenue New York, NY 10020	301,324	0	301,324	10.1%

(1) Includes 201,073 shares beneficially owned by Green River Fund I, LP, 34,683 shares beneficially owned by Green River Fund II, LP and 65,568 shares beneficially owned by Green River Offshore Fund, Ltd.

Phillip Frost, M.D. 4400 Biscayne Boulevard Miami, FL 33137	500,106	0	500,106	16.7%

Ralph Wanger Trust 227 West Monroe Avenue Chicago, IL 60606	256,977	0	256,977	8.6%

WHI Private Equity Managers Fund LLC 191 N. Wacker Drive Chicago, IL 60606	250,053	0	250,053	8.3%

Directors and Officers:

John N. Hatsopoulos	513,954	0	513,954	17.1%

Arvin H. Smith	513,954	0	513,954	17.1%

Dr. Richard Chapman	12,503	0	12,503	*

Dominique Lahaussois	10,071	0	10,071	*

All executive officers & directors as a group (4 persons)	1,050,482	0	1,050,482	34.9%

* Less than 1%

Item 5.  Directors and Executive Officers

Executive Officers and Directors

The following table lists the current members of our board of directors and our executive officers. The address for our directors is c/o GlenRose Instruments Inc., 45 First Avenue, Waltham, Massachusetts 02451. There are no family relationships among members of our board or our executive officers.

Name	Age	Position

John N. Hatsopoulos	71	Chairman of the Board

Arvin H. Smith	76	President, Chief Executive Officer and Director

Dr. Richard Chapman	60	Vice President, Technology

Richard S. Melanson	52	Vice President, Instruments

Dr. Shelton Clark	58	Vice President, Services

Anthony S. Loumidis	41	Treasurer and Chief Financial Officer

Robert Aghababian	64	Director

Denis A. Helm	66	Director

Dominique G. Lahaussois	53	Director

Theo Melas-Kyriazi	46	Director

Mr. Aghababian, Ms. Lahaussois and Mr. Helm will be the initial members of our audit committee, which will be established immediately prior to the effectiveness of this Form 10. Ms. Lahaussois has been designated as the audit committee’s financial expert within the meaning of SEC and Nasdaq rules. Messrs. Aghababian and Helm will be the initial members of our compensation committee, which will be established immediately prior to the effectiveness of this Form 10. We do not have a nominating and corporate governance committee and do not believe that one is necessary or appropriate for a company of our size.

Each executive officer is elected or appointed by, and serves at the discretion of, our board of directors.

John N. Hatsopoulos is our Chairman of the Board. Mr. Hatsopoulos is Partner and Managing Director of Alexandros Partners LLC, a financial advisory firm providing consulting services to early stage entrepreneurial ventures. He is also President and Chief Executive Officer of American Distributed Generation Inc. Mr. Hatsopoulos is a co-founder of Thermo Electron Corporation and the retired President and Vice Chairman of the Board of that company. He is a member of the board of directors of Intelli-Check, Inc., TEI Biosciences Inc., and a “Member of the Corporation” for Northeastern University. Mr. Hatsopoulos graduated from Athens College in Greece, and holds a Bachelor Degree in History and Mathematics from Northeastern University as well as Honorary Doctorates in Business Administration from Boston College and Northeastern University.

Arvin H. Smith is our President and Chief Executive Officer. Mr. Smith is one of the four founding members of GlenRose Partnership L.P., a General Partner of GlenRose Capital LLC, formed in 2000 as a leverage buyout firm focused on making acquisitions in the environmental services and instrumentation business areas. Mr. Smith was the Chairman of Thermo Instrument Systems Inc., a public subsidiary of Thermo Electron Corporation from 1997 until 2000, and was President and Chief Executive Officer of that company from 1986 until 1996. He was also an Executive Vice President and member of the operating committee of Thermo Electron. Mr. Smith joined Thermo Electron in 1970, where he held various senior management positions. Prior to joining Thermo Electron and during the early years of the space program from 1959 until 1970, he held positions at NASA headquarters in Washington, D.C, as chief of Solar and Chemical Power Systems in the office of Advanced Research & Technology and at the Jet Propulsion Laboratory. He was also employed by General Dynamics from early 1954 until 1959 as an electronic technician and test engineer in the Aircraft Nuclear Propulsion Programs and also served in the United States Navy from 1950 until 1954. Mr. Smith graduated with honors from Texas Christian University and holds Bachelor Degrees in Physics and Mathematics.

Dr. Richard Chapman is our Vice President of Technology. Dr. Chapman was President, Chief Executive Officer and a Director of ThermoQuest Corporation, a subsidiary of Thermo Electron Corporation, from 1995 until 2000. He was also Senior Vice President of Thermo Instrument Systems, Inc. from 1995 to 2000, and served as Chairman of the Board of Thermo BioAnalysis Corporation from 1995 to 1997, and a Director of Thermo Cardio Systems, Inc., both publicly held subsidiaries of Thermo Electron. He is also a Director of OI Corporation and founder and chairman of Axxiom Inc. In December 2003, he joined the board of directors of Intelligent Ion, Inc., located in Seattle, Washington. He holds Bachelor of Science and Master degrees from the University of North Texas, and a Doctorate from Oregon State University.

Richard S. Melanson is our Vice President, as well as President of the Instruments Group. Mr. Melanson held various senior management positions at Thermo Electron Corporation and its subsidiaries from 1997 to 2002. These positions included serving as President, Thermo Neslab, Senior Vice President and Chief Operating Officer of ThermoSpectra Corporation, Vice President, Business Development, Optical Technologies Sector, President, Industrial Division and President, Weighing and Inspection Division. Mr. Melanson had previously held senior management positions at Philips Electronics, and was CEO of Electroscan Corporation, a venture-backed technology startup. He had also worked for AMRAY Inc., a semiconductor capital equipment company. Mr. Melanson received a Bachelor degree in Business Administration from University of Massachusetts (Lowell Technological Institute) and a Masters Degree in Finance from Bentley College.

Dr. Shelton Clark is our Vice President, as well as the President of the Services Group. From 1990 to 2001, he served in a number of U.S. and international management positions with Thermo Instrument Systems Inc., a public subsidiary of Thermo Electron Corporation. Dr. Clark received a Bachelor of Science degree from the University of North Texas and holds a Doctorate degree from the University of Texas.

Anthony S. Loumidis is our Chief Financial Officer. Mr. Loumidis is Partner and President of Alexandros Partners LLC, a financial advisory firm providing consulting services to early stage entrepreneurial ventures. He is also the Chief Financial Officer of American Distributed Generation Inc. Mr. Loumidis was previously with Thermo Electron Corporation where he held various positions including National Sales Manager for Thermo Capital Financial Services, Manager of Investor Relations and Manager of Business Development of Tecomet, a subsidiary of Thermo Electron. Mr. Loumidis is an NASD Registered Representative, holds a Bachelor degree in Business Administration from the American College of Greece in Athens and an MBA from Northeastern University.

Dominique G. Lahaussois is a member of our Board of Directors. Mrs. Lahaussois is a Partner and Managing Director of Alexandros Partners LLC, a financial advisory firm providing consulting services to early stage entrepreneurial ventures. She was previously President of the Thermo-Amex Convertible Growth Fund, a subsidiary of Thermo Electron Corporation, which took direct equity-linked positions in public companies traded on the American Stock Exchange. For 20 years she was employed at Lehman Brothers, first in research and then in the investment banking division. She was, when she left Lehman, a Senior Vice President in the Health Care/Life Sciences Corporate Finance Group where she was involved in equity and debt financing in the public and private markets, strategic advice and mergers and acquisitions. Mrs. Lahaussois studied at the University of Amiens, France, at Columbia University and at the Sloan School of Management at MIT. She holds Bachelor of Science degrees in Mathematics and Economics, and an MBA in Managerial Sciences and Finance.

Robert Aghababian is a member of our Board of Directors. Mr. Aghababian is a tax attorney and former employee of Thermo Electron Corporation where he served as the Director of Tax for seventeen years. Prior to Thermo Electron he served in a similar position for Pneumo-Abex Corporation. Mr. Aghababian received a Bachelor degree in Business Administration from Northeastern University and is a graduate of Boston College Law School.

Denis A. Helm is a member of our Board of Directors. Mr. Helm is Senior Vice-President of Business Development at FLIR Systems Inc. since 2002. He was previously with Thermo Electron Corporation from 1971 until 2002 where he held various senior management positions such as President of the Environmental Instruments Division, Senior Vice-President of Thermo Instrument Systems Inc., and President of Thermo Environmental Instruments. Prior to his long career at Thermo Electron, he was Senior Design Engineer for EG&G from 1963 until 1971. Mr. Helm was Chairman of the Board of Metrica Systems Inc., Chairman of the audit committee and Director of Spectra Physics Inc. and a Director of Unisearch Inc. Mr. Helm holds a Bachelor of Science degree and a Masters degree in Electrical Engineering from Stevens Institute of Technology, and an an MBA from Boston University.

Theo Melas-Kyriazi is a member of our Board of Directors. Mr. Melas-Kyriazi was the Chief Financial Officer of Thermo Electron Corporation from January 1999 until October 2004. He was also a Vice President of Thermo Electron since 1998. Mr. Melas-Kyriazi joined Thermo Electron Corporation as Assistant Treasurer in 1986, and was named Treasurer in 1988. From 1988 to 1994, he also served as Treasurer for all of Thermo Electron’s publicly traded subsidiaries. He was President, Chief Executive Officer, and a director for ThermoSpectra of Waltham, Massachusetts, from 1994 to 1998. Prior to joining Thermo Electron, Mr. Melas-Kyriazi was a Manager in the private investment-banking firm of Bourgeois Fils & Co., Inc., located in Exeter, New Hampshire. He is a member of the board of directors of Valeant Pharmaceuticals International (NYSE:VRX) since 2003, and of Cyberkinetics Neurotechnology Systems Inc. (OTC BB: CYKN.OB) since November 2004. Mr. Melas-Kyriazi received a bachelor’s degree in economics from Harvard University, and a master’s degree in business administration from the Harvard Graduate School of Business Administration.

Board of Directors

Our board currently consists of six directors. In addition, our amended and restated by-laws will provide that the authorized number of directors may be changed only by resolution of our board of directors.

Board Committees

Our board of directors has established an audit committee and a compensation committee, to be effective immediately prior to the effectiveness of this Form 10. All of the members of each of these standing committees are independent as defined under Nasdaq rules and, in the case of the audit committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act.

Audit Committee

The audit committee’s responsibilities will include:

•                  appointing, approving the compensation of, and assessing the independence of our independent auditor;

•                  overseeing the work of our independent auditor, including through the receipt and consideration of reports from the independent auditor;

•                  reviewing and discussing with management and our independent auditor our annual and quarterly financial statements and related disclosures;

•                  monitoring our internal control over financial reporting, disclosure controls and procedures, and code of business conduct and ethics;

•                  discussing our risk management policies;

•                  establishing policies regarding hiring employees from our independent auditor and procedures for the receipt and retention of accounting related complaints and concerns;

•                  meeting independently with our independent auditor and management; and

•                  preparing the audit committee report required by SEC rules to be included in our proxy statements.

All audit services and all non-audit services, except de minimis non-audit services, must be approved in advance by the audit committee.

Compensation Committee

The compensation committee’s responsibilities will include:

•                  annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•                  determining the compensation of our chief executive officer;

•                  reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

•                  overseeing an evaluation of our senior executives;

•                  overseeing and administering our cash and equity incentive plans; and

•                  reviewing and making recommendations to our board with respect to director compensation.

Corporate Governance

We believe that good corporate governance is important to ensure that, as a public company, we will managed for the long-term benefit of our stockholders. In that regard, we have established and adopted charters for the audit committee and compensation committee, as well as a code of business conduct and ethics applicable to all of our directors, officers and employees.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or its compensation committee. None of the current members of the compensation committee of our board has ever been one of our employees.

Director Compensation

Beginning at such time as this Form 10 becomes effective, each director who is not also one of our employees will receive a fee of $500 per day for service on the board, plus an additional fee of $500 per day for serving on each of the audit and compensation committees. Non-employee directors also will be eligible to receive stock options under our equity incentive plan.

We reimburse all of our non-employee directors for reasonable travel and other expenses incurred in attending board of directors and committee meetings. Any director who is also one of our employees receives no additional compensation for serving as a director.

Liability Limitations and Indemnification

The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated charter and amended and restated by-laws filed as exhibits to this Form 10 and to Delaware law. The description of liability limitations and indemnification reflects provisions of our amended and restated charter and by-laws that will become effective upon the effectiveness of this Form 10. We refer in this section to our amended and restated charter as our charter, and we refer to our amended and restated by-laws as our by-laws.

Our charter and by-laws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•                  any breach of their duty of loyalty to the corporation or its stockholders;

•                  acts of omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law;

•                  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•                  any transaction from which the director derived an improper personal benefit.

The limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

Our charter and by-laws provide that we will indemnify our directors and officers, and may indemnify other employees and agents, to the maximum extent permitted by law. We believe that indemnification under our by-laws covers at least negligence and gross negligence on the part of indemnified parties. Our by-laws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions taken in his or her capacity as an officer, director, employee or agent, regardless of whether the by-laws would permit indemnification.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under our charter or by-laws or the indemnification agreements we have entered into with our directors and officers, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 6. Executive Compensation

Compensation Earned

The following summarizes the compensation earned during fiscal 2004 by each of our executive officers.

Summary Compensation Table

	Annual Compensation
			Other Annual	Long-Term Compensation
Name and Principal Position	Salary	Bonus	Compensation	Securities Underlying Options

Arvin H. Smith(1) President and Chief Executive Officer	0	0	0	0

Dr. Richard Chapman Vice President, Technology	81,500	0	0	0

Richard S. Melanson Vice President, Instruments	141,000	0	0	0

Dr. Shelton Clark Vice President, Services	112,000	0	0	0

Anthony S. Loumidis(2) Treasurer & Chief Financial Officer	0	0	0	0

Option Grants

There are no outstanding stock options or other rights to purchase our common stock, and we do not anticipate granting any such options or other rights prior to the effectiveness of this Form 10. Our Board and stockholders have adopted our 2005 Stock Option and Incentive Plan and reserved 700,000 shares of our common stock for issuance thereunder. We anticipate that after the effectiveness of this Form 10, and assuming that a trading market for our common stock has developed, we will grant stock options to our employees and outside directors. The terms of such option grants have not yet been determined.

Employee Benefit Plans

2005 Stock Option and Incentive Plan

The Company’s 2005 Stock Option and Incentive Plan (the Stock Plan) was adopted by the Company in September 2005. The Stock Plan provides for the grant of stock-based awards to employees, officers and directors of, and consultants or advisors to, the Company and its subsidiaries. Under the

(1) Arvin H. Smith has not received any salary, bonus or any other compensation in 2005, and will not receive any salary, bonus or any other compensation in 2006, excluding reimbursable expenses.

(2) Anthony S. Loumidis was made Treasurer and Chief Financial Officer of the Company on September 22, 2005. Mr. Loumidis works for the Company, and is also employed on a part-time basis by two other organizations.  Mr. Loumidis’ anticipated salary from the Company will be $60,000 after the effectiveness of this Form 10.

Stock Plan, the Company may grant options that are intended to qualify as incentive stock options (incentive stock options) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code), options not intended to qualify as incentive stock options (non-statutory options), restricted stock and other stock-based awards. Incentive stock options may be granted only to employees of the Company. A total of 700,000 shares of Common Stock may be issued upon the exercise of options or other awards granted under the Stock Plan. The maximum number of shares with respect to which awards may be granted to any employee under the Stock Plan shall not exceed 25% of that number.

The Stock Plan is administered by the Board of Directors and the Compensation Committee. Subject to the provisions of the Stock Plan, the Board of Directors and the Compensation Committee each has the authority to select the persons to whom awards are granted and determine the terms of each award, including the number of shares of Common Stock subject to the award. Payment of the exercise price of an award may be made in cash, in a “cashless exercise” through a broker, or if the applicable stock option agreement permits, shares of Common Stock or by any other method approved by the Board or Compensation Committee. Unless otherwise permitted by the Company, awards are not assignable or transferable except by will or the laws of descent and distribution.

Upon the consummation of an acquisition of the business of the Company, by merger or otherwise, the Board shall, as to outstanding awards (on the same basis or on different bases as the Board shall specify), make appropriate provision for the continuation of such awards by the Company or the assumption of such awards by the surviving or acquiring entity and by substituting on an equitable basis for the shares then subject to such awards either (a) the consideration payable with respect to the outstanding shares of Common Stock in connection with the acquisition, (b) shares of stock of the surviving or acquiring corporation or (c) such other securities or other consideration as the Board deems appropriate, the fair market value of which (as determined by the Board in its sole discretion) shall not materially differ from the fair market value of the shares of Common Stock subject to such awards immediately preceding the acquisition. In addition to or in lieu of the foregoing, with respect to outstanding stock options, the Board may, on the same basis or on different bases as the Board shall specify, upon written notice to the affected optionees, provide that one or more options then outstanding must be exercised, in whole or in part, within a specified number of days of the date of such notice, at the end of which period such options shall terminate, or provide that one or more options then outstanding, in whole or in part, shall be terminated in exchange for a cash payment equal to the excess of the fair market value (as determined by the Board in its sole discretion) for the shares subject to such Options over the exercise price thereof.  Unless otherwise determined by the Board (on the same basis or on different bases as the Board shall specify), any repurchase rights or other rights of the Company that relate to a stock option or other award shall continue to apply to consideration, including cash, that has been substituted, assumed or amended for a stock option or other award pursuant to these provisions. The Company may hold in escrow all or any portion of any such consideration in order to effectuate any continuing restrictions.

The Board may at any time provide that any stock options shall become immediately exercisable in full or in part, that any restricted stock awards shall be free of some or all restrictions, or that any other stock-based awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

The Board of Directors or Compensation Committee may, in its sole discretion, amend, modify or terminate any award granted or made under the Stock Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant.

401(k) Plan

Our retirement plan, which we refer to as the 401(k) plan, is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by an amount no greater than the statutorily prescribed annual limit and may have that amount contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by us. To date, we have not made any contributions to the 401(k) plan.

We currently maintain two defined contribution 401(k) plans within Eberline Services.  Additionally, employees of the Hanford division are covered by a multi-employer, defined benefit plan that is not administered by us.

Eberline Services employees are not eligible until 30 days of employment have been completed.  Participants may elect to contribute 0% - 100% of their compensation to the 401(k) Plans, subject to IRS annual limitations. The Company may make discretionary matching contributions of up to 4.5% of a participant’s compensation, as well as discretionary profit-sharing contributions to the 401(k) Plans. Vesting occurs after one year of service. Eberline contributed approximately $210,000, $267,000 and $367,000 to the 401(k) Plan for the years ended December 31, 2004, December 27, 2003 and December 28, 2002, respectively.

The Lionville Laboratory subsidiary maintains a defined contribution plan that covers all eligible Lionville employees. Eligibility is tied to certain minimum compensation levels, an age requirement (21 years of age), and a minimum service requirement. The plan is funded by elective employee salary deferrals and employer contributions. Pension expense for the year ended December 31, 2004, 2003 and 2002 was $16,341, $46,821 and $51,183, respectively.

Employees at the Eberline’s Hanford division are eligible to participate in a multi-employer defined benefit plan (the Plan). The Plan is administered by Fluor Hanford, Inc., on behalf of eligible, participating companies. The Plan is funded by participating companies on a payroll-by-payroll basis, in amounts actuarially computed by Fluor Hanford, Inc. Under the terms and conditions of the Plan, individual companies assume no liability for future pension or benefit costs associated with the Plan. Accordingly, no information with respect to the Plan is included herein. Expenses incurred by the Company related to the Plan for the year ended December 31, 2004, December 27, 2003 and December 28, 2002 were approximately $193,000, $179,000 and $170,000, respectively.

Item 7.  Certain Relationships and Related Transactions

On September 27, 2004, we issued Promissory Notes to two general partners of the GlenRose Partnership, namely, to Mr. Arvin H. Smith for $1,000,000, and to Mr. John N. Hatsopoulos for $1,000,000, filed respectively as Exhibits 10.1 and 10.2 hereto. The proceeds of those notes along with additional cash from operations were used to pay the bank debt down to zero. Those notes were replaced on January 1, 2005 with promissory notes for an equal amount that carried an interest rate of Bank Prime Rate plus one percent (1%) per annum. Principal of $62,500 plus accrued interest is due each quarter, payable over a four-year period starting March 31, 2005 and ending September 30, 2008.

On January 26, 2001, the GlenRose Partnership acquired Lionville Laboratory, Inc. and in connection with this transaction the Company issued to four of the general partners of the GlenRose Partnership senior promissory notes in the principal amount of $500,000 bearing interest of twelve and one half (12.5%) per annum. On January 1, 2004, our Lionville Laboratory subsidiary merged with Eberline Services and in connection with this merger we replaced the existing senior promissory notes with four notes issued to the same four of the general partners of the GlenRose Partnership. These new promissory notes have a principal amount of $622,945 each, and bear interest of eight and one half percent (8.5%) per annum, which accrues until the principal amount is fully paid. Those notes are subordinated to any other debt and are due on December 15, 2007.

Eberline Services performs certain administrative and professional services on behalf of GlenRose Partnership. GlenRose Partnership is responsible for paying Eberline Services for the expenses incurred for these services. At the end of September 2005, the total amount due was $503,841. We anticipate that immediately before the effectiveness of this Form 10, we will issue a one-time $503,841 cash dividend to GlenRose Partnership. Immediately upon receipt of such a dividend, GlenRose Partnership will remit $503,841 to us as full payment of the sums due for such administrative and professional services.

Item 8.  Legal Proceedings

We are a party to a lawsuit, Eden versus Voss, et al. in the United States District Court for the District of New Mexico. In the suit, an individual is suing the State of New Mexico for what he deemed to be the wrongful removal of hazardous materials from his property. Our motion to dismiss was granted by the court, but it was reversed on appeal and the suit is being litigated. We do not anticipate that this litigation will adversely affect our business.

We are not currently a party to any other material litigation, and we are not aware of any pending or threatened litigation against us that could have a material adverse affect on our business, operating results or financial condition.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

Our common stock is not currently traded on any stock exchange or electronic quotation system. We expect that our common stock will be traded on the OTC Bulletin Board following the effectiveness of this registration statement.

Holders

As of September 30, 2005, there was one holder of record of our common stock, GlenRose Partnership. We have been advised that, prior to the effectiveness of this Form 10, GlenRose Partnership anticipates that it will distribute all of our common stock that is owned by it to its partners. The partners of GlenRose Partnership include certain of our officers and directors. See “Securities Ownership of Certain Beneficial Ownership and Management” for information on the holders of our common stock giving effect to such distribution. Also see “Description of Registrant’s Securities to be Registered” for a description of our outstanding and issued capital stock.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as amended (the Securities Act), a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•                  1% of the number of shares of our common stock then outstanding, which will equal approximately 30,000 shares of our common stock; or

•                  the average weekly trading volume of our common stock, if and when our common stock is traded on the OTC Bulletin Board, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us for at least 90 days.

Under Rule 144(k) under the Securities Act, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of GlenRose Partnership, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Under Rule 144(k), 935,458 shares of our common stock are eligible for resale under Rule 144(k) without any additional holding period.

Giving effect to the distribution by GlenRose Partnership described above, a total of 2,064,542 additional shares of our common stock will qualify for resale under Rule 144 beginning 90 days after the date of the effectiveness of this Form 10.

Stock Options

There are no outstanding stock options or other rights to purchase our common stock, and we do not anticipate granting any such options or other rights prior to the effectiveness of this Form 10. Our Board and stockholders have adopted our 2005 Stock Option and Incentive Plan and reserved 700,000 shares of our common stock for issuance thereunder. We anticipate following the effectiveness of this Form 10, and assuming that a trading market for our common stock has developed, we will grant stock options to our employees and outside directors. The timing and terms of such option grants have not yet been determined. Please see “Executive Compensation–Employee Benefit Plans–2005 Stock Option and Incentive Plan” for a description of the plan. We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the plan. The registration statement is expected to be filed and become effective before the first grant of options under the plan. Accordingly, shares registered under the registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions applicable to these shares.

Dividends

We have never declared or paid any cash dividends on shares of our capital stock. Eberline Services performs certain administrative and professional services on behalf of GlenRose Partnership. GlenRose Partnership is responsible for paying Eberline Services for the expenses incurred for these services. At the end of September 2005, the total amount due was $503,841. We anticipate that immediately before the effectiveness of this Form 10, we will issue a one-time $503,841 cash dividend to GlenRose Partnership. Immediately upon receipt of such a dividend, GlenRose Partnership will remit $503,841 to us as full payment of the sums due for such administrative and professional services. Other than such a one-time dividend, we currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs and growth plans.

Item 10.  Recent Sales of Unregistered Securities

We issued no shares of capital stock issued and granted no options within the past three years.

Item 11.  Description of Registrant’s Securities to be Registered

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated charter and amended and restated by-laws filed as exhibits to this Form 10 and to Delaware law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur prior to the effectiveness of this Form 10. We refer in this section to our amended and restated charter as our charter, and we refer to our amended and restated by-laws as our by-laws.

Upon consummation of this offering, our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.01 per share, and 3,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

As of September 30, 2005, we had issued and outstanding 3,000,000 shares of common stock, all of which were held by GlenRose Partnership.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our charter provides that we may issue up to 3,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

•                  the number of shares;

•                  the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

•                  any qualifications, limitations or restrictions.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests of our company and stockholders. We have no current plan to issue any preferred stock after this offering.

Registration Rights

The Company is not a party to any registration rights agreements.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

We have elected to be governed by the provisions of Section 203 of the Delaware law statute, which generally will have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for our common stock. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•                  before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or

•                  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•                  at or after the time the stockholder became interested, the business combination was approved by the board and authorized at a stockholder meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our by-laws provide that directors may be removed only for cause and then only by the affirmative vote of a majority of the directors present at a meeting duly held at which a quorum is present, or the holders of at least 75% of the votes that all stockholders would be entitled to cast in any annual election of directors. Under our by-laws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office, even if less than a quorum. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our by-laws provide that stockholders may not take any action by written consent in lieu of a meeting and limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting. In addition, our by-laws provide that only our board of directors or our chairman, chief executive officer or president may call a special meeting of stockholders. Business transacted at any special meeting of stockholders must be limited to matters relating to the purpose stated in the notice of the special meeting.

To be “properly brought” before an annual meeting, the proposals or nominations must be:

•                  specified in the notice of meeting;

•                  brought before the meeting by or at the direction of our board of directors; or

•                  brought before the meeting by a stockholder entitled to vote at the meeting who has given to our corporate secretary the required advance written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting and who was a stockholder of record on the date on which notice is given.

In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to our corporate secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. If, however, the date of the annual meeting is advanced by more than 20 days or delayed by more than 60 days from the first anniversary of the preceding year’s annual meeting, we must receive the notice (a) no earlier than the one hundred-twentieth day prior to such annual meeting and (b) no later than the close of business on the later of the ninetieth day prior to the annual meeting and the tenth day following the date on which the notice of the date of the meeting was mailed or, if earlier, public disclosure was made. Although our by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s charter or by-laws, unless the charter or by-laws require a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors, subject to any limitations set forth in the by-laws, and may also be amended or repealed by the stockholders by the affirmative vote of the holders of at least 75% of the votes that all the stockholders would be entitled to cast in any annual election of directors. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Liability Limitations and Indemnification

Our charter provides that we must indemnify our directors and officers and that we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, our charter provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Delaware law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, you may lose some or all of your investment in our common stock if we pay the costs of settlement or damage awards against our directors and officers under these provisions. We believe these provisions, the director and officer insurance we maintain, and the indemnification agreements we have entered into with our directors and officers are necessary to attract and retain talented and experienced directors and officers.

Item 12.  Indemnification of Directors and Officers

The Delaware General Corporation Law, our charter and by-laws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to our corporate charter and by-laws filed as Exhibits 3.2 and 3.4 hereto, respectively.

Eberline Services’ current insurance policy expires on December 15, 2005. Upon renewal, and prior to the effectiveness of this Form 10, we expect to obtain insurance coverage that includes our directors and officers.

Item 13.  Financial Statements and Supplementary Data

GLENROSE INSTRUMENTS INC.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Neff & Ricci LLP

Board of Directors

Eberline Services, Inc. and Subsidiary

Albuquerque, New Mexico

We have audited the accompanying consolidated balance sheets of Eberline Services, Inc. as of December 31, 2004 and December 27, 2003 and the related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended January 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  The Lionville Laboratory, Inc. subsidiary for the years ended December 31, 2003 and 2002 was audited by other auditors whose reports, dated February 9, 2004 and March 19, 2003, respectively, expressed an unqualified opinion on those statements, except for the effects of not testing Goodwill for impairment as of January 1, 2002 or any date during the years ended December 31, 2003 and 2002.  The effect on the financial statements for the preceding practice is not reasonably determinable.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eberline Services, Inc. and subsidiary as of December 31, 2004 and December 27, 2003, and the results of their operations and their cash flows for each of the years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company and its subsidiary restated the 2003 and 2002 consolidated financial statements in connection with the acquisition of Lionville Laboratory, Inc. under common control to reflect as if the subsidiary had been acquired from the beginning of 2002.

Albuquerque, New Mexico

February 24, 2005

EBERLINE SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and December 27, 2003

	December 31,	December 27,
	2004	2003
		As Restated*

ASSETS
Cash and cash equivalents	$710,547	1,082,089
Accounts receivable, net of allowance of $87,341 and $183,095 for 2004 and 2003, respectively	5,028,534	2,914,433
Unbilled receivables	209,775	533,568
Due from related party	332,292	335,591
Other receivables	36,720	—
Income taxes receivable	112,500	—
Inventories	123,397	114,855
Prepaid expenses	374,949	366,814
Deferred tax asset	153,059	153,059
Total current assets	7,081,773	5,500,409

Certificates of deposit, restricted	433,797	415,566

Property and equipment, at cost	7,845,747	7,733,674
Accumulated depreciation and amortization	(4,275,328)	(3,363,990)

Total property and equipment	3,570,419	4,369,684

Goodwill	2,740,913	3,347,316

Deferred tax asset	—	253,500

Total assets	$13,826,902	13,886,475

See notes to Consolidated Financial Statements.

* Restatement to reflect the FY2004 combination of an entity under common control

	December 31,	December 27,
	2004	2003
		As Restated*

LIABILITIES AND STOCKHOLDER’S EQUITY

Accounts payable	$2,670,390	450,440
Accrued expenses	393,787	290,814
Accrued interest	240,136	491,781
Accrued employee costs	1,116,946	927,178
Line-of-credit	100,000	100,000
Current maturities of long-term debt	—	629,927
Current maturities of long-term debt, related parties	500,000	2,000,000
Total current liabilities	5,021,259	4,890,140

Noncurrent deferred tax liability	353,693	171,691

Long-term debt	—	2,406,734
Long-term debt, related parties	3,991,780	—

Common stock; $0.01 par value; 3,000 shares authorized; 100 shares issued and outstanding at December 2004 and 2003	1	1
Additional paid in capital	6,799,999	6,799,999
Retained (deficit) earnings	(2,339,830)	(382,090)
Total stockholder’s equity	4,460,170	6,417,910

Total liabilities and stockholder’s equity	$13,826,902	13,886,475

See notes to Consolidated Financial Statements.

* Restatement to reflect the FY2004 combination of an entity under common control

EBERLINE SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2004, December 27, 2003 and December 28, 2002

	December 31,	December 27,	December 28,
	2004	2003	2002
		As Restated*	As Restated*

Revenues	28,152,918	27,288,270	31,856,770

Cost of Sales	26,252,937	23,564,483	28,028,509

Selling, general and administrative expenses	2,596,367	3,094,166	3,748,415

Total operating expenses	28,849,304	26,658,649	31,776,924

Operating (loss) income	(696,386)	629,621	79,846

Other income and (expense)
Gain on sale of assets	29,248	96,384	—
Goodwill impairment	(606,403)	—	—
Interest expense	(335,815)	(488,752)	(619,683)
Interest income	10,241	26,524	39,236
Other income	463	—	2,114

(Loss) income before income taxes	(1,598,652)	263,777	(498,487)

Income tax expense (benefit)	359,088	335,639	(254,458)

Net loss	$(1,957,740)	(71,862)	(244,029)

Basic and Dilutive Net Earnings (loss) per Share, as previously reported	(19,577.40)	5,558.78	1,308.81
Basic and Dilutive Net Earnings (loss) per Share, as restated*	(19,577.40)	(718.62)	(2,440.29)
Weighted average number of common shares outstanding-basic and dilutive	100	100	100

See notes to Consolidated Financial Statements.

* Restatement to reflect the FY2004 combination of an entity under common control

EBERLINE SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

Years Ended December 31, 2004, December 27, 2003 and December 28, 2002

	Common Stock		Additional	Retained	Total
	Number	Par	Paid in	Earnings	Stockholder’s
	of Shares	Value	Capital	(Deficit)	Equity

Balance at December 29, 2001, as restated*	100	$1	5,799,999	45,692	5,845,692

Transfer in equity of subsidiary under common control	—	—	1,000,000	(111,891)	888,109

Net loss, as restated*	—	—	—	(244,029)	(244,029)

Balance at December 28, 2002	100	1	6,799,999	(310,228)	6,489,772

Net loss, as restated*	—	—	—	(71,862)	(71,862)

Balance at December 27, 2003	100	1	6,799,999	(382,090)	6,417,910

Net loss	—	—	—	(1,957,740)	(1,957,740)

Balance at December 31, 2004	100	$1	6,799,999	(2,339,830)	4,460,170

See notes to Consolidated Financial Statements.

* Restatement to reflect the FY2004 combination of an entity under common control

EBERLINE SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, December 27, 2003 and December 28, 2002

	December 31,	December 27,	December 28,
	2004	2003	2002
		As Restated*	As Restated*
Cash Flows From Operating Activities
Net loss	$(1,957,740)	(71,862)	(244,029)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	913,293	924,655	1,261,595
Impairment of goodwill	606,403	—
Provision (benefit) for deferred income taxes	435,502	182,249	(404,067)
Provision for accounts receivable	—	6,729	19,000
Gain on disposal of equipment	(29,248)	(96,384)	—
Changes in operating assets and liabilities
Certificates of deposit, restricted	(18,231)	(9,096)	(172,504)
Accounts receivable	(2,114,101)	14,789	800,883
Unbilled receivables	323,793	913,140	(391,532)
Income taxes receivable	(112,500)	—	—
Receivable from related party	3,299	3,781	(43,759)
Prepaid expenses and other assets	(44,855)	954,539	(414,330)
Inventories	(8,542)	(3,021)	—
Accounts payable and accrued liabilities	2,752,826	(1,268,232)	(715,414)
Billings in excess of costs and fees	—	(274,047)	12,203

Net cash provided (used) by operating activities	749,899	1,277,240	(291,954)

Cash Flows From Investing Activities
Purchases of equipment	(118,860)	(191,678)	(633,435)
Proceeds from disposal of equipment	34,080	159,060	—

Net cash used by investing activities	(84,780)	(32,618)	(633,435)

Cash Flows From Financing Activities
Payment of revolving line of credit and long-term notes	(3,036,661)	(2,300,585)	(679,489)
Borrowings under revolving line of credit and long-term notes	—	—	100,000
Additional paid-in capital contribution	—	—	1,000,000
Proceeds from related party notes payable	2,000,000	—	—
Repayments on related party notes payable	—	—	(510,000)

Net cash used by financing activities	(1,036,661)	(2,300,585)	(89,489)

Net decrease in cash and cash equivalents	(371,542)	(1,055,963)	(1,014,878)

Cash and cash equivalents, beginning of year	1,082,089	2,138,052	3,152,930

Cash and cash equivalents, end of year	$710,547	1,082,089	2,138,052

Supplemental Disclosure
Cash paid for interest	$85,199	214,374	676,247
Cash paid for income taxes	—	59,110	156,320
Accrued interest payable exchanged for note payable	491,780	—	—

See notes to Consolidated Financial Statements.

* Restatement to reflect the FY2004 combination of an entity under common control

NOTE 1.                                                 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization.  Eberline Services Inc. and subsidiary(1) (Company) provide radiological and environmental services and a radiochemistry laboratory network.  The Company provides radiological characterization and analysis, hazardous, radioactive and mixed waste management, and also facility environmental, safety, and health management.  All shares of outstanding common stock are 100% owned by The GlenRose Partnership, L.P. (GlenRose).

Principles of Consolidation.  The accompanying consolidated financial statements include the Company and its subsidiary: Eberline Services, Inc. (ESI) and Lionville Laboratory Inc. (Lionville). All significant intercompany transactions have been eliminated.  On January 1, 2004, GlenRose transferred all 1,000 issued and outstanding shares of $.0001 par value common stock of Lionville to the Company.  The financial statements have been restated for 2003 and 2002 to reflect the business combination as if it took place on January 1, 2002.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and underlying assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates, and such differences could be material to the financial statements.

Concentration of Credit Risk.  Financial instruments which potentially subject the Company to concentrations of credit risk consist of highly liquid cash equivalents and trade receivables. The Company’s cash equivalents are placed with high-credit, quality financial institutions and issuers.  The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.  The Company provides for an allowance for doubtful accounts on receivable balances based upon the expected collectibility of such receivables.  Three customers accounted for 34.8%, 21.3%, and 13.6% of the Company’s accounts receivable at December 31, 2004, respectively.  While no single customer represented more than 45.0% of revenue for the year, federal and state governments collectively account for more than 90% of all revenues.

Fair Value of Financial Instruments.  The Company’s financial instruments consist primarily of cash and cash equivalents, receivables, accounts payable and borrowings.  The Company believes all of the financial instruments’ recorded values approximate current market values.

Cash and Cash Equivalents.  Cash and cash equivalents primarily consist of cash deposits and liquid investments with original maturities of three months or less when purchased and are stated at cost.

Restricted Cash.  Restricted cash includes Certificates of Deposit reserved for the decommissioning activities of certain laboratory operations, if needed.

Property and Equipment.  Property and equipment are stated at cost less accumulated depreciation.  Maintenance, repairs and minor renewals are expensed to operations as incurred.  Major repairs and betterments, which substantially extend the useful life of the property, are capitalized.  Depreciation expense is computed principally on a straight-line basis in amounts sufficient to relate the cost of depreciable assets to operations over the estimated service lives of assets as follows:

(1) The accompanying financial statements include Eberline Services Inc., with its five subsidiaries, Eberline Services Hanford, Inc., Eberline Analytical Corporation, Benchmark Environmental Corp., TMA Norcal Corporation and Lionville Laboratory Inc.

Buildings	30 years
Computer Equipment	3 years
Plant and Lab Equipment	8 to 10 years

Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the term of the related leases.

Goodwill.  Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.  In accordance with SFAS 142, Goodwill is subject to an impairment test in the fourth quarter of each year.  Goodwill is also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Goodwill for ESI in the amount of $2,740,913 was not considered to be impaired at December 31, 2004 and December 27, 2003.  Goodwill associated with the Lionville subsidiary of $606,403 was considered impaired and written off effective December 31, 2004.

Revenue Recognition.  Revenue for lab services, which are generally short-term, is recognized upon completion of the services.  Revenue for government service contracts is recognized as the services are performed.  Revenues are calculated using the accrual method of accounting, whereby income is measured based upon actual costs incurred plus specified fees or actual time and materials as required.  Calculations of allowable overhead and profit may change after audits by the Defense Contract Audit Agency for cost reimbursable type contracts.

The Company is engaged principally in three types of service contracts with the federal government and its contractors:

Cost Reimbursable Contracts.  Revenue from “cost-plus-fixed-fee” contracts is recognized on the basis of reimbursable contract costs incurred during the period plus the fee earned.  Costs incurred for services which have been authorized and performed, but may not have been billed, are burdened with operational fringe, overhead, general and administrative expenses and fees, and are shown as unbilled contract receivables.

Time-and-Materials Contracts.  Revenue from “time and material” contracts is recognized on the basis of man-hours utilized plus other reimbursable contract costs incurred during the period.

Fixed-Price Contracts.  Revenue from “fixed-price” contracts is recognized on the percentage-of-completion method.  For fixed-price contracts, the amount of revenues recognized is that portion of the total contract amount that the actual cost expended bears to the anticipated final total cost based on current estimates of cost to complete the project (cost-to-cost method).  It is not related to the progress billings to customers.  However, when it becomes known that the anticipated final total cost will exceed the contract amount, the excess of cost over the contract amount is immediately recognized as a loss on the contract.  Recognition of profit commences on an individual project only when cost to complete the project can reasonably be estimated and after there has been some meaningful performance achieved on the project (greater than 10% complete).  Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions (when applicable) and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Direct costs of contracts include direct labor, subcontractors and consultants, materials and travel.  Most costs traditionally classified as indirect, that are associated with contracts, including facilities costs, insurance, administrative costs, overhead labor and fringe costs, etc. are allocated to jobs using direct labor dollars.  This rate is calculated by taking actual overhead costs as a percentage of total direct labor.  Provision for estimated losses on uncompleted contracts is made in the period in which such losses are determined.  Claims and change orders are not recorded and recognized until such time as they have been accepted.

Accounts Receivable.  Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded in revenue when received.

Unbilled Receivables.  Costs related to work that has been completed and performed, but are not yet fully billed, are classified as “unbilled receivables.”

Income Taxes.  Deferred income taxes are recorded using the liability method.  Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Reclassifications.  Certain 2003 and 2002 balances were reclassified to conform to 2004 presentation.

NOTE 2.  TRANSFER OF SUBSIDIARY UNDER COMMON CONTROL AND RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

On January 1, 2004, Glenrose transferred all 1,000 issued and outstanding shares of $.0001 par value common stock of Lionville to the Company.  The 2003 and 2002 consolidated financial statements have been restated to reflect the business combination as if Lionville was acquired in the beginning of 2002.  The restatement also includes the correction of timing differences on ESI’s financial statements as to the recognition of revenue between ESI and Lionville.  These timing differences include an overstatement of retained earnings of $165,599 at December 31, 2001, and an understatement of revenue, net of taxes of $82,121 and $83,478 for the years ended December 31, 2003 and 2002, respectively.

As a result of the transfer, the Company recorded the cost basis, net of allowances, of the assets and liabilities. Subsequent to the transfer, the Company determined that the entire amount of Goodwill at Lionville of $606,403 was impaired.  The Company also applied a valuation allowance against the entire $253,500 of deferred tax assets at Lionville.

Detailed Income Statement and Balance Sheets for years 2003 and 2002 reflective of the restatement are included below:

Detail of the 2003 consolidated financial statements before and after the restatement:

	2003	2003
	(As Previously Reported)	(As Restated)*
BALANCE SHEETS
ASSETS
Cash and cash equivalents	$979,361	$1,082,089
Accounts Receivable, less allowance for doubtful accounts of $193,095	2,300,758	2,914,433
Unbilled receivables	533,568	533,568
Due from related party	285,796	335,591
Inventories	—	114,855
Prepaid expenses	168,427	366,814
Deferred tax asset	153,059	153,059
Total Current Assets	4,420,969	5,500,409

Certificates of deposit, restricted	166,563	415,566

Property and equipment, at cost	6,733,080	7,733,674
Accumulated depreciation and amortization	(2,791,247)	(3,363,990)

Total Property and Equipment	3,941,833	4,369,684

Goodwill	2,740,913	3,347,316
Deferred tax asset	—	253,500
Total Assets	11,270,278	13,886,475

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable	355,700	450,440
Accrued expenses	169,303	290,814
Accrued interest	—	491,781
Accrued employee costs	850,534	927,178
Line-of-credit	—	100,000
Current maturities of long-term debt	626,071	629,927
Current maturities of long-term debt, related parties	—	2,000,000
Total Current Liabilities	2,001,608	4,890,140

Noncurrent deferred tax liability, net	171,691	171,691
Long-term debt	2,398,929	2,406,734

Common stock; $0.01 par value; 3,000 shares Authorized; 100 shares issued and outstanding at December 2003	1	1
Additional paid in capital	5,799,999	6,799,999
Retained (deficit) earnings	898,050	(382,090)
Total Stockholder’s Equity	6,698,050	6,417,910
Total Liabilities and Stockholder’s Equity	11,270,278	13,886,475

*Restated to reflect the FY2004 combination of an entity under common control.

Detail of the 2003 consolidated financial statements before and after the restatement:

	2003	2003
	(As Previously Reported)	(As Restated)*
STATEMENTS OF INCOME

Revenues	$23,136,327	$27,288,270

Cost of Sales	19,666,805	23,564,483
Selling, general and administrative expenses	2,661,887	3,094,166

Total Operating Expenses	22,328,692	26,658,649

Operating Income	807,635	629,621

Other income and (expense)
Gain on sale of asset	23,090	23,090
Interest expense	(197,766)	(488,752)
Interest income	23,090	26,524
Other income	42,894	73,294

Income before Income Taxes	698,943	263,777

Income Tax Expense	143,065	335,639

Net Income (loss)	$555,878	$(71,862)

*Restated to reflect the FY2004 combination of an entity under common control.

Detail of the 2002 consolidated financial statements before and after the restatement:

	2002	2002
	(As Previously Reported)	(As Restated)*
BALANCE SHEETS
ASSETS
Cash and Cash Equivalents	1,981,913	2,138,052
Accounts Receivable, less allowance for doubtful accounts of $199,824	1,961,895	2,995,724
Unbilled Receivables	1,446,708	1,364,587
Due from Related Party	311,926	361,721
Inventories	—	—
Prepaid Expenses and Other Assets	1,012,319	1,460,606
Deferred Tax Asset	153,301	153,301
Total Current Assets	6,868,062	8,473,991

Certificates of deposit, restricted	160,000	406,470

Property and Equipment, at cost	6,785,262	7,746,184
Accumulated Depreciation and Amortization	(2,267,126)	(2,621,514)
Total Property and Equipment	4,518,136	5,124,670

Goodwill	2,740,913	3,347,316
Deferred Tax Asset	—	395,800
Total Assets	14,287,111	17,748,247

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts Payable	907,978	1,387,441
Accrued Expenses	202,817	358,651
Accrued Interest	—	217,603
Accrued Employee Costs	1,302,113	1,302,113
Billings in excess of costs	274,047	274,047
Line-of-credit	—	100,000
Current maturities of long-term debt	800,000	887,186
Current maturities of long-term debt, related parties	0	0
Total Current Liabilities	3,486,955	4,527,041

Noncurrent Deferred Tax Liability, net	132,984	132,984
Long-term Debt	4,525,000	4,598,450
Long-term Debt, Related Party	—	2,000,000

Common stock; $0.01 par value; 3,000 shares authorized; 100 shares issued and outstanding at December 2002	1	1
Additional paid in capital	5,799,999	6,799,999
Retained Earnings (Deficit)	342,172	(310,228)
Total Stockholder’s Equity	6,142,172	6,489,772
Total Liabilities and Stockholder’s Equity	$14,287,111	$17,748,247

*Restated to reflect the FY2004 combination of an entity under common control.

Detail of the 2002 consolidated financial statements before and after the restatement:

	2002	2002
	(As Previously Reported)	(As Restated)
STATEMENTS OF INCOME

Revenues	27,382,082	31,856,770

Cost of Sales	23,705,637	28,028,509
Selling, General and Administrative Expenses	3,199,380	3,748,415

Total operating expenses	26,905,017	31,776,924

Operating Income	477,065	79,846

Other Income and (Expense)
Gain on sale of asset	—	—
Interest expense	(333,661)	(619,683)
Interest income	26,732	39,236
Other income	—	2,114

Income before income taxes	170,136	(498,487)

Income Tax Expense (Benefit)	39,255	(254,458)

Net Income (Loss)	130,881	(244,029)

*Restated to reflect the FY2004 combination of an entity under common control.

NOTE 3.                                                 PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following:

	December 31, 2004	December 31, 2003
Land	$775,514	$775,514
Buildings & Improvements	1,963,968	1,959,973
Machinery, Equipment & Fixtures	5,066,100	4,899,294
Leasehold Improvements	40,165	40,165
Construction-in-Progress	—	58,728
Subtotal	7,845,747	7,733,674
Accumulated Depreciation & Amortization	(4,275,328)	(3,363,990)
Total Assets Net of Depreciation	$3,570,419	$4,369,684

NOTE 4.                                                 BANK LINE-OF-CREDIT

Lionville has a bank line-of-credit of $100,000 which is due on demand. Interest is payable monthly (currently at 6.75%), which floats at Bank’s Prime Rate plus 1.5%. The line-of-credit is secured by certain assets of the subsidiary.

NOTE 5.                                                 LONG-TERM DEBT

In October 2004, two investors of GlenRose loaned the Company $1,000,000 each as outlined below. The Company used the loan proceeds, along with available cash from operations, to pay off the balance of a term loan held by a bank.

In January 2004, four investors of GlenRose executed related-party agreements with Lionville for $622,945 each.  These agreements replaced four related-party agreements of $500,000 each, plus accrued interest of $122,945.  These loans are subordinated to the two senior loans noted above.

Long-term debt consists of the following:

	December 31, 2004	December 27, 2003
Term bank loan; variable interest rate of 4% at December 28, 2003. Interest payable monthly and principal payable quarterly, remaining unpaid balance retired on October 1, 2004.	—	3,025,000
Due to related parties, $1,000,000 each, interest at WSJ Prime + 1.0% (currently 5.75%), quarterly principal of $62,500 each quarterly, and interest due quarterly, with maturity on September 30, 2008.	2,000,000	—
Due to related parties, $622,945 each, principal and accrued interest at 8.5%, due on January 1, 2007.	2,491,780
Due to related parties, $500,000 each, interest accrued, per annum, at 12.5%, on demand, replaced with the above notes of $622,945 each which included accrued interest on these notes to January 1, 2004.	—	2,000,000
Term loan, payable in monthly installments of $379, including interest at 6.99%	—	11,661
Total	$4,491,780	$5,036,661

Less: Current Portion of Long-Term Debt	(500,000)	(2,629,927)

Total Long-Term Debt	$3,991,780	$2,406,734

Subsequent to year-end, the repayment terms of both of the $1,000,000 related party notes with the Company were restructured to include principal and interest payments until maturity on September 30, 2008. The maturity schedule below reflects the restructure of the notes.

Annual maturities of long-term debt at December 31, 2004 are as follows:

2005	$500,000
2006	500,000
2007	2,991,780
2008	500,000
$4,491,780

In 2005, the Company also announced that it would revise the repayment schedule of the notes associated with Lionville during 2005 to stagger the repayment until years 2011.

NOTE 6.                                                 COMMITMENTS

The Company and its subsidiaries lease facilities under various operating leases.  Future minimum rental commitments for long-term, non-cancelable operating leases at December 31, 2004, are as follows:

2005	$329,984
2006	251,431
2007	2,385
$583,800

Rent expense for facilities under operating leases was $604,224, $429,931 and $524,779 for the years ended December 31, 2004, December 27, 2003 and December 28, 2002, respectively.

NOTE 7.                                                 INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s deferred taxes at December 31, 2004 and December 27, 2003, are as follows:

	2004	2003
		As Restated
Deferred tax liabilities
Depreciable assets	$(353,693)	(171,691)
Deferred tax assets
Accrued liabilities and other	192,748	153,059
Net operating loss carryforwards	989,557	613,500
Valuation allowance	(1,029,246)	(360,000)

	153,059	406,559
Net deferred taxes	$(200,634)	234,868

Components of the provision for income taxes for the year ended December 31, 2004 and December 27, 2003, and December 28, 2002 are as follows:

		As Restated	As Restated
	2004	2003	2002

Current:
Federal	$(70,301)	$141,119	$131,656
State	(6,113)	12,271	17,953
Total Current	(76,414)	153,390	149,609

Deferred:
Federal	400,662	143,933	(314,581)
State	34,840	38,316	(89,486)
Total Deferred	$435,502	$182,249	$(404,067)

	$359,088	$335,639	$(254,458)

Statutory Rate Applied to Income (Loss) Before Taxes	(559,542)	92,322	(174,470)

Add (Deduct):
Non-deductible goodwill impairment	237,103	—	—
State income tax expense (benefit) net of federal benefit	(22,941)	3,785	(7,153)
Benefit of loss carryforward	—	(143,300)	(88,500)
Adjustment to valuation allowance	669,246	360,000	—
Other accruals and adjustments	35,222	22,832	15,665
Total income tax expense (benefit)	$359,088	$335,639	$(254,458)

The deferred tax asset valuation allowance at December 31, 2004 consists primarily of net operating loss carry forwards for the following:

Valuation allowance for ESI - 2004	$202,263
Valuation allowance for Lionville - 2004	213,483
Valuation allowance for Lionville that arose prior to 2003 and applied in 2004	253,500
Valuation allowance for Lionville applied in 2003	360,000
$1,029,246

The Lionville subsidiary has approximately $1,770,000 in operating losses for both state and federal tax purposes that can be carried forward to offset taxable income earned by the Lionville subsidiary.  For state tax purposes, these operating losses expire in 2011-2013.  For federal tax purposes, these operating losses expire in 2021-2023.

The Company has additional operating losses of approximately $1,300,000 for state tax purposes and $1,000,000 for federal tax purposes that arose during 2004 that may be used to offset operating income of the Company as a whole.  For state tax purposes, the operating losses expire in 2009 and for federal tax purposes, the operating losses expire in 2024.

NOTE 8.                                                 BENEFIT PLANS

The Company currently maintains two defined contribution “401(k)” plans. Additionally, employees of the Hanford division are covered by a multi-employer, defined benefit plan that is not administered by the Company.

Employees of ESI are eligible to participate in the ESI plan from date of hire.  Participants may contribute up to 100% of their compensation to the 401(k) Plans, subject to IRS annual limitations.  The Company makes matching contributions of up to 4.5% of a participant’s compensation.  Vesting in matching contributions is immediate.  The Company contributed approximately $210,000, $267,000 and $367,000 to the 401(k) Plan for the years ended December 31, 2004, December 27, 2003 and December 28, 2002, respectively.

The Lionville Laboratory subsidiary maintains a separate defined contribution plan that covers all eligible Lionville employees.  Eligibility is tied to certain minimum compensation levels, an age requirement (21 years of age), and a minimum service requirement.  The plan is funded by elective employee salary deferrals and employer contributions.  Pension expense for the year ended December 31, 2004, 2003 and 2002 was $16,341, $46,821 and $51,183, respectively.

Employees at the Company’s Hanford division are eligible to participate in a multi-employer defined benefit plan (Plan). The Plan is administered by Fluor Hanford, Inc., on behalf of eligible, participating companies. The Plan is funded by participating companies on a payroll-by-payroll basis, in amounts actuarially computed by Fluor Hanford, Inc.  Under the terms and conditions of the Plan, individual companies assume no liability for future pension or benefit costs associated with the Plan.  Accordingly, no information with respect to the Plan is included herein.  Expenses incurred by the Company related to the Plan for the year ended December 31, 2004, December 27, 2003 and December 28, 2002 were approximately $193,000, $179,000 and $170,000, respectively.

NOTE 9.                                                 RELATED PARTY TRANSACTIONS

The Company performed administrative and professional services on behalf of GlenRose.  GlenRose is responsible for paying the Company for the expenses incurred for these services.

	December 31, 2004	December 27, 2003
Beginning Balance	$335,591	361,721
Adjustments to Receivable	(3,299)	(26,130)
	$332,292	335,591

NOTE 10.  EARNINGS (LOSS) PER SHARE

Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period.  Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock.  There is no potential dilution of common stock as of December 31, 2004, 2003 and 2002.  The following reconciles amounts reported in the financial statements:

	For the Year Ended December 31, 2004
	Income	Shares	Per-share Amount
	(Numerator)	(Denominator)
Loss available to common stockholders- basic and diluted earnings per share	$(1,957,740)	100	$19,577.40

	As Previously Reported For the Year Ended December 31, 2003
	Income	Shares	Per-share Amount
	(Numerator)	(Denominator)
Income available to common stockholders- Earnings per share	$555,878	100	$5,558.78

	As Previously Reported For the Year Ended December 31, 2002
	Income	Shares	Per-share Amount
	(Numerator)	(Denominator)
Income available to common stockholders- Earning per share	$130,881	100	$1,308.81

	As Restated For the Year Ended December 31, 2003
	Income	Shares	Per-share Amount
	(Numerator)	(Denominator)
Loss available to common stockholders- Earning per share	$(71,862)	100	$(718.62)

	As Restated For the Year Ended December 31, 2002
	Income	Shares	Per-share Amount
	(Numerator)	(Denominator)
Loss available to common stockholders- Earning per share	$(244,029)	100	$(2,440.29)

NOTE 11. OPERATING SEGMENTS AND GEOGRAPHICAL INFORMATION

The Company’s executive officers include Managing Partner, Mr. Arvin Smith, Chairman, Dr. Richard Chapman, and President, Dr. Shelton Clark. Collectively, they are the Chief Operating Decision Maker (CODM) as defined by SFAS 131. The office of the CODM is responsible for assessing the performance of each segment, as well as the allocation of company resources(1).

The Company operates two primary business segments: Radio Chemistry Laboratories (Labs) and Consulting & Field Services (Services). In addition, the Company maintains a separate General & Administrative (G&A) division consisting of all executive management, business development, accounting & finance, and HR personnel. G&A costs are allocated to each segment/division proportional to its cost-base.  All costs (except federal taxes and interest income and expense) collected in the G&A division are fully absorbed by each segments/division. This allocation methodology is consistent with the Federal Acquisition Regulations (FAR).  In accordance with the FAR, direct and indirect costs are aggregated and reported at the division level. This includes indirect labor, as well as all other indirect costs including depreciation and amortization.

(1) This audit report includes Eberline Services Inc., and subsidiaries.

The Company does not identify or allocate assets by operating segment, nor does the CODM evaluate operating segments on these criteria. Operating segments do not record intersegment revenue, and accordingly, there is none to be reported. The Company does not allocate interest and other income, interest expense or taxes to operating segments. Although the CODM uses operating income to evaluate the segments, operating costs in one segment may benefit other segments. Except as discussed above, the accounting polices for segment reporting are the same as for the Company as a whole.

The Laboratory (Labs) segment consists of four separate labs serving a wide-variety of federal, state and local governments.  The labs are located in Richmond, CA, Albuquerque, NM, Oak Ridge, TN, and Exton, PA. Each lab is managed by a dedicated lab manager who reports directly to Dr. Shelton Clark. The financial performance of each lab, inclusive of all traceable costs, is tracked separately, but they collectively comprised 35%, 37%, and 31% of net revenues for years ending 2002, 2003 and 2004, respectively. Management monitors the performance of each lab separately. Intercompany costs and sales are segregated on the financial statements, and are eliminated in the combined financial statements.

The Consulting and Environmental Services segment provides engineering and technical support to Los Alamos National Lab, the Department of Energy’s Hanford Site, as well as other government and commercial agencies. Los Alamos operations are managed by Mr. Raoul Mebane. Mr. Mebane reports directly to Shelton Clark. Hanford Site operations are managed by Mr. Chuck Hellier. Mr. Hellier also reports to Dr. Clark.  The Services group accounted for 65%, 63%, and 69% of sales for the years ending December 31, 2002, 2003 and 2004, respectively.  As with the Labs segment, this segment is comprised of discrete divisions.  Select financial data is included below:

	2004	2003	2002
		As Restated	As Restated
Consulting and Environmental Services
Net Revenue	$19,473,639	17,111,088	20,612,120
Operating Income	1,169,909	1,701,683	706,596

Radio Chemistry Laboratories
Net Revenue	$8,679,279	10,177,182	11,244,650
Operating loss	(1,764,006)	(1,072,062)	(626,750)

Total
Net Revenue	28,152,918	27,288,270	31,856,770
Operating (loss) income	$(594,097)	629,621	79,846

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 15.  Financial Statements and Exhibits

Financial Statements

An index to the financial statement filed as part of this Form 10 is contained in Item 13 above.

Exhibits  -

Exhibit Number		Description

3.1	–	Certificate of Incorporation as currently in effect
3.2	–	Certificate of Incorporation to be in effect upon the effectiveness of this Form 10
3.3	–	By-laws as currently in effect
3.4	–	By-laws to be in effect upon the effectiveness of this Form 10
10.1	–	Promissory note of Eberline Services, Inc. issued to Arvin Smith dated as of January 1, 2005
10.2	–	Promissory note of Eberline Services, Inc. issued to John N. Hatsopoulos and Patricia Hatsopoulos dated as of January 1, 2005
10.3	–	Glenrose Instruments Inc. 2005 Stock Option and Incentive Plan
10.4	–	Lease Agreement between G-C—T Corporation and Lionville Laboratories, Inc. dated September 23, 2004
10.5	–	Lease Agreement between J.W. Gibson Construction Company and Eberline Analytical Corp. dated October 24, 2000
10.6	–	Subcontract No. 03-PS-013 to Prime Contract Number 4734-001-03-C2 between KSL Services JV and Eberline Services Inc. dated November 23, 2003
10.7	–	Agreement between the Regents of the University of California (Los Alamos National Laboratory) and Eberline Services Inc. dated July 26, 2002
10.8	–	Agreement between Bechtel Hanford, Inc. and TMA Hanford dated as of July 1, 1994
11.1	–	Statement re computation of per share earnings*
14.1	–	Code of Business Conduct and Ethics to be in effect upon the effectiveness of this Form 10
21.1	–	List of subsidiaries

* To be filed by amendment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 5, 2005.

GLENROSE INSTRUMENTS INC.

By:	/s/ John N. Hatsopoulos
John N. Hatsopoulos
Chairman